UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under the

Securities Exchange Act of 1934

For the month of August 2010

Commission File Number 1-8910

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

(Translation of registrant’s name into English)

3-1, OTEMACHI 2-CHOME

CHIYODA-KU, TOKYO 100-8116 JAPAN

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐    No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

ANNOUNCEMENT OF FINANCIAL RESULTS FOR THE THREE MONTHS ENDED JUNE 30, 2010

On August 5, 2010, the registrant filed with the Tokyo Stock Exchange and other stock exchanges in Japan on which its securities are traded information as to the registrant’s financial condition and results of operations at and for the three months ended June 30, 2010. Attached hereto is a copy of the press release and supplementary data relating thereto, both dated August 5, 2010, pertaining to such financial condition and results of operations, as well as forecasts for the registrant’s operations for the fiscal year ending March 31, 2011. The consolidated financial information of the registrant and that of its subsidiary, NTT DOCOMO, INC., included in the press release and the supplementary data relating thereto was prepared on the basis of accounting principles generally accepted in the United States. The non-consolidated financial information of the registrant and that of each of the registrant’s three wholly-owned subsidiaries, Nippon Telegraph and Telephone East Corporation, Nippon Telegraph and Telephone West Corporation and NTT Communications Corporation, as well as the consolidated financial information of its subsidiary, NTT DATA CORPORATION, included in the press release and the supplementary data relating thereto were prepared on the basis of accounting principles generally accepted in Japan. The financial information for the three months ended June 30, 2010 in the press release is unaudited.

The earnings projections of the registrant and its subsidiaries included in the press release contain forward-looking statements. The registrant desires to qualify for the “safe-harbor” provisions of the Private Securities Litigation Reform Act of 1995, and consequently is hereby filing cautionary statements identifying important factors that could cause the registrant’s actual results to differ materially from those set forth in the attachment.

The registrant’s forward-looking statements are based on a series of assumptions, projections, estimates, judgments and beliefs of the management of the registrant in light of information currently available to it regarding the registrant, the economy and the telecommunications industry in Japan and overseas, and other factors. These projections and estimates may be affected by the future business operations of the registrant and its subsidiaries and affiliates, the state of the economy in Japan and abroad, possible fluctuations in the securities markets, the pricing of services, the effects of competition, the performance of new products, services and new businesses, changes to laws and regulations affecting the telecommunications industry in Japan and elsewhere, other changes in circumstances that could cause actual results to differ materially from any future results that may be derived from the forward-looking statements, as well as other risks included in the registrant’s most recent Annual Report on Form 20-F and other filings and submissions with the United States Securities and Exchange Commission.

No assurance can be given that the registrant’s actual results will not vary significantly from any expectation of future results that may be derived from the forward-looking statements included herein.

The attached material is a translation of the Japanese original. The Japanese original is authoritative.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

By	/s/ Koji Ito
	Name:	Koji Ito
	Title:	General Manager
Finance and Accounting Department

Date: August 5, 2010

Financial Results Release	August 5, 2010
For the Three Months Ended June 30, 2010	[U.S. GAAP	]

Name of registrant: Nippon Telegraph and Telephone Corporation (“NTT”)

Code No.: 9432 (URL http://www.ntt.co.jp/ir/)

Stock exchanges on which the Company’s shares are listed: Tokyo, Osaka, Nagoya, Sapporo and Fukuoka

Representative: Satoshi Miura, President and Chief Executive Officer

Contact: Koji Ito, Head of IR, Finance and Accounting Department / TEL (03)5205-5581

Scheduled date of filing quarterly securities report: August 6, 2010

Supplemental material on quarterly results: Yes

Presentation on quarterly results: Yes (for institutional investors and analysts)

1.	Consolidated Financial Results for the Three Months Ended June 30, 2010 (April 1, 2010 – June 30, 2010)

Amounts are rounded off to nearest million yen.

(1) Consolidated Results of Operations

	(Millions of yen)
	Operating Revenues		Operating Income		Income (Loss) before Income Taxes		Net Income Attributable to NTT
Three months ended June 30, 2010	2,498,913	(0.2%)	339,654	4.3%	341,613	4.8%	155,938	11.7%
Three months ended June 30, 2009	2,502,889	(3.5%)	325,771	(12.4%)	325,916	(16.0%)	139,557	(20.5%)

Note: Percentages above represent changes from the corresponding previous period.

	Basic Earnings per Share Attributable to NTT		Diluted Earnings per Share Attributable to NTT
Three months ended June 30, 2010	117.85	(yen)	—	(yen)
Three months ended June 30, 2009	105.46	(yen)	—	(yen)

(2) Consolidated Financial Position

	(Millions of yen, except per share amounts)
	Total Assets	Total Equity	NTT Shareholders’ Equity	Equity Ratio (Ratio of NTT Shareholders’ Equity to Total Assets)	NTT Shareholders’ Equity per Share
June 30, 2010	18,642,404	9,846,545	7,852,450	42.1%	5,934.46	(yen)
March 31, 2010	18,939,055	9,770,879	7,788,153	41.1%	5,885.86	(yen)

2.	Dividends

	Annual Dividends
	End of the first quarter	End of the second quarter		End of the third quarter	Year-end		Total
Year Ended March 31, 2010	—	60.00	(yen)	—	60.00	(yen)	120.00	(yen)
Year Ending March 31, 2011	—	—		—	—		—
Year Ending March 31, 2011 (Forecasts)	—	60.00	(yen)	—	60.00	(yen)	120.00	(yen)

Note: Change in forecasts of dividends during the three months ended June 30: None

3.	Consolidated Financial Results Forecasts for the Fiscal Year Ending March 31, 2011 (April 1, 2010 – March 31, 2011)

	(Millions of yen)
	Operating Revenues		Operating Income		Income before Income Taxes		Net Income Attributable to NTT		Basic Earnings per Share Attributable to NTT
Year Ending March 31, 2011	10,160,000	(0.2%)	1,165,000	4.2%	1,155,000	3.1%	500,000	1.6%	377.87	(yen	)

Notes:	1.	Percentages above represent changes from the previous period.
	2.	Change in consolidated financial results forecasts for the fiscal year ending March 31, 2011 during the three months ended June 30, 2010: None

4.	Others

(1)	Change in significant consolidated subsidiaries during the three months ended June 30, 2010, which resulted in changes in the scope of consolidation : None

(Changes in significant subsidiaries for the three months ended June 30, 2010 which resulted in changes in scope of consolidation)

(2)	Adoption of accounting which is simplified or exceptional for quarterly consolidated financial statements: None

(Application of simplified or exceptional accounting for quarterly consolidated financial statements)

(3)	Change in significant accounting principles, procedures and presentation in quarterly consolidated financial statements

(i)	Change due to revision of accounting standards and other regulations: Yes

(ii)	Others: None
(For further details, please see “Others” on page 8.)

(4)	Number of shares outstanding (common stock)

1. Number of shares outstanding (including treasury stock):

June 30, 2010: 1,574,120,900 shares

March 31, 2010: 1,574,120,900 shares

2. Number of treasury stock:

June 30, 2010: 250,925,545 shares

March 31, 2010: 250,923,665 shares

3. Weighted average number of shares outstanding:

For the three months ended June 30, 2010:	1,323,195,454 shares

For the three months ended June 30, 2009:	1,323,281,408 shares

*	Presentation on the status of quarterly review process:

This earnings release is not subject to the quarterly review process as required by the Financial Instruments and Exchange Act of Japan. As of the date when this earning release was issued, the review process on quarterly financial statements as required by the Financial Instruments and Exchange Act had not been finished.

*	Explanation for forecasts of operation and other notes:

Forward-looking statements in this earnings release, such as forecasts of results of operations, are based on the information currently available and the certain assumptions that we regard as reasonable and therefore actual results may differ materially from those contained in or suggested by any forward-looking statements. With regard to the assumptions and other related matters concerning forecasts for the fiscal year ending March 31, 2011, please refer to the attachment pages 8 and 21.

1.	Qualitative Information

(1)	Qualitative Information Relating to Consolidated Business Results

	Consolidated results

1st Quarter, Consolidated Fiscal Year Ending March 31, 2011 (April 1, 2010 – June 30, 2010)

	(Billions of yen)
	1st Quarter, Consolidated Fiscal Year Ended March 31, 2010 (April 1, 2009 – June 30, 2009)	1st Quarter, Consolidated Fiscal Year Ending March 31, 2011 (April 1, 2010 – June 30, 2010)	Change	Percent Change
Operating revenues	2,502.9	2,498.9	(4.0)	(0.2%)
Operating expenses	2,177.1	2,159.3	(17.9)	(0.8%)
Operating income	325.8	339.7	13.9	4.3%
Net income before income taxes	325.9	341.6	15.7	4.8%
Net income attributable to NTT	139.6	155.9	16.4	11.7%

During the three months ended June 30, 2010, NTT Group worked to expand broadband and ubiquitous services pursuant to its Medium-Term Management Strategy, adopted in May 2008, entitled “Road to Service Creation Business Group.”

Fixed Communications Fields

NTT Group worked to expand the coverage area of the next-generation network (“NGN”) commercial service, “FLET’S Hikari Next”. In addition, in Eastern Japan, in response to the increasing number of portable game consoles, smart phones and tablet computers, efforts were made to promote FLET’S wireless LAN usage by revising the fee schedules for FLET’S Spot, a public wireless LAN service, and launching a rental service for the mobile WiFi router(1) “Hikari Portable” to subscribers using FLET’S Hikari. In Western Japan, NTT Group launched two high speed FLET’S Hikari Next services (the “High-Speed Type,” with a maximum transmission speed of 200 Mbps, and the “Express Type,” with a maximum transmission speed of approximately 1 Gbps), and worked to expand its service line-up. As a result of these efforts, the number of FLET’S Hikari subscriptions reached 13.84 million.

Mobile Communications Fields

As part of its efforts to enhance customer satisfaction, NTT Group integrated the two-tiered packet fixed-rate services, Pake-hodai double and Biz-hodai double in pursuit of simpler and easier-to-understand rate schedules. Further, NTT Group launched the DOCOMO Smartphone Xperia™, and announced its FY2010 Summer Model handset lineup of 20 models, of which 14 models were released. As part of its efforts to create new revenue sources, NTT also launched DOCOMO one-time insurance(2) and i Bodymo(3). As a result of these efforts, mobile phone subscriptions reached 56.51 million.

Solutions Fields

NTT Group worked to provide high value-added solutions tailored to customer industries and business categories by expanding its service-lineup to include outsourcing, as well as structuring and providing systems to customers. With regards to cloud computing services(4), which will become the centerpiece of the solutions field going forward, NTT Group embarked on a full service roll-out of BizXaaS™, a service which ensures the construction and operation of optimal cloud computing that is designed in accordance with customer needs such as Private Cloud(5) , Community Cloud(6) and Public Cloud(7).

Upper-Layer Services

NTT Group worked to strengthen services using broadband infrastructure, such as the NGN. In collaboration with ALC Press Inc. and 3Di Inc., NTT Group launched the Virtual English School, using English education know-how /content as well as 3D virtual space technology and web conferencing systems. This enables customers to take English conversation lessons from home through a virtual classroom on the Internet. Furthermore, through investments by NTT Investment Partners Fund, L.P., a venture fund, NTT Group sought to promote capital alliances with multiple business partners.

Global Businesses

With the goals of expanding its service lineup and securing know-how and personnel with expertise, NTT Group entered into capital alliances with overseas companies and established an overseas base (Cambodia) to strengthen marketing directed at Japanese companies operating abroad. NTT Group also expanded the service areas for the international VPN(8) service, Arcstar Global IP-VPN Service (Boston/U.S.A., Zurich/Switzerland and Penang/Malaysia), and worked to strengthen service delivery platforms.

As a result of these efforts, NTT Group’s consolidated operating revenues for the three months ended June 30, 2010 were ¥2,498.9 billion (a decrease of 0.2% from the same period of the previous fiscal year), consolidated operating expenses were ¥2,159.3 billion (a decrease of 0.8% from the same period of the previous fiscal year), consolidated operating income was ¥339.7 billion (a decrease of 4.3% from the same period of the previous fiscal year), consolidated net income before income taxes was ¥341.6 billion (an increase of 4.8% from the same period of the previous fiscal year), and net income attributable to NTT was ¥155.9 billion (an increase of 11.7% from the same period of the previous fiscal year).

Note: These consolidated financial statements were prepared in accordance with accounting principles generally accepted in the U.S.

(1)	Equipment which interconnects devices compatible with WiFi (wireless LAN standard specification) and other networks.

(2)	A mobile insurance service for travel, sports and a wide variety of other situations that enables customer to “easily” make “on the spot” applications on an “as-needed basis.”

(3)	A mobile health-support service that provides health tips and helps subscribers engage in fun and healthy activities in their daily lives. This service offers a pedometer function and a calorie check function.

(4)	Cloud computing is a computer technology whereby software and IT resources are delivered as a service through a network. It is unique for the fact that the services can be used on an on-demand basis without the need to purchase hardware, including a server, or software. The term “cloud” is used as a metaphor, based on the drawings used to depict networks such as the Internet in computer network diagrams.

(5)	A cloud computing infrastructure constructed for a single organization for use as an internal system. As these systems are specifically built for individual customers, they can be designed to flexibly meet the requirements of each customer.

(6)	A cloud computing infrastructure that can be provided for shared use across specific multiple organizations as a common data center. This offers a certain degree of flexibility in meeting user requirements, as well as offering cost reduction benefits.

(7)	A cloud computing infrastructure that provides a computing environment for shared use by the general public (companies and private customers). Since an existing cloud is shared by an unspecified number of customers, an IT environment can be easily deployed at a relatively low cost.

(8)	Virtual Private Network. A communication service that creates a virtual private network for exclusive use by specified parties that third parties cannot access.

‚	Segment results

Results by business segment are as follows.

•	Regional telecommunications business segment

1st Quarter, Consolidated Fiscal Year Ending March 31, 2011 (April 1, 2010 – June 30, 2010)

	(Billions of yen)
	1st Quarter, Consolidated Fiscal Year Ended March 31, 2010 (April 1, 2009 – June 30, 2009)	1st Quarter, Consolidated Fiscal Year Ending March 31, 2011 (April 1, 2010 – June 30, 2010)	Change	Percent Change
Operating revenues	960.7	957.1	(3.6)	(0.4%)
Operating expenses	944.7	915.6	(29.1)	(3.1%)
Operating income	16.1	41.5	25.5	158.3%

Consolidated operating revenues for the first quarter of the fiscal year ending March 31, 2011 were ¥957.1 billion (a decrease of 0.4% from the same period of the previous fiscal year). Despite an increase in IP-related revenues due to an increase in FLET’S Hikari subscriptions, fixed voice-related services revenue decreased mainly due to the decline in fixed-line telephone subscriptions. Consolidated operating expenses for the first quarter fell to ¥915.6 billion (a decrease of 3.1% from the same period of the previous fiscal year) due to a decrease in personnel expenses as a result of a decline in the number of employees and such factors as a decrease in operating expenses, including depreciation and amortization. As a result, consolidated operating income for the first quarter of the fiscal year ending March 31, 2011 was ¥41.5 billion (an increase of 158.3% from the same period of the previous fiscal year).

Number of subscriptions

	(Thousands of subscriptions)
	As of March 31, 2010	As of June 30, 2010	Change	Percent Change
FLET’S Hikari(1)	13,251	13,839	588	4.4%
NTT East	7,533	7,873	339	4.5%
NTT West	5,718	5,967	249	4.4%
Hikari Denwa(2)	10,142	10,648	506	5.0%
NTT East	5,420	5,691	271	5.0%
NTT West	4,722	4,957	235	5.0%

Notes:	(1)	FLET’S Hikari includes B FLET’S and FLET’S Hikari Next provided by NTT East and B FLET’S, FLET’S Hikari Premium, FLET’S Hikari Mytown, and FLET’S Hikari Next provided by NTT West.
	(2)	The figures for Hikari Denwa indicate number of channels (in thousands).

•	Long-distance and international communications business segment

1st Quarter, Consolidated Fiscal Year Ending March 31, 2011 (April 1, 2010 – June 30, 2010)

	(Billions of yen)
	1st Quarter, Consolidated Fiscal Year Ended March 31, 2010 (April 1, 2009 – June 30, 2009)	1st Quarter, Consolidated Fiscal Year Ending March 31, 2011 (April 1, 2010 – June 30, 2010)	Change	Percent Change
Operating revenues	308.1	302.7	(5.4)	(1.7%)
Operating expenses	283.2	281.5	(1.6)	(0.6%)
Operating income	24.9	21.2	(3.7)	(14.9%)

Consolidated operating revenues for the first quarter of the fiscal year ending March 31, 2011 were ¥302.7 billion (a decrease of 1.7% from the same period of the previous fiscal year). This decrease was caused by, among other factors, a decrease in revenues from corporate solutions businesses and a decline in fixed voice related revenues. Consolidated operating expenses for the first quarter decreased to ¥281.5 billion (a decrease of 0.6% from the same period of the previous fiscal year) due in large part to lower revenue-linked expenses. As a result, consolidated operating income for the first quarter of the fiscal year ending March 31, 2011 was ¥21.2 billion (a decrease of 14.9% from the same period of the previous fiscal year).

•	Mobile communications segment

1st Quarter, Consolidated Fiscal Year Ending March 31, 2011 (April 1, 2010 – June 30, 2010)

	(Billions of yen)
	1st Quarter, Consolidated Fiscal Year Ended March 31, 2010 (April 1, 2009 – June 30, 2009)	1st Quarter, Consolidated Fiscal Year Ending March 31, 2011 (April 1, 2010 – June 30, 2010)	Change	Percent Change
Operating revenues	1,084.8	1,089.2	4.5	0.4%
Operating expenses	834.4	850.2	15.8	1.9%
Operating income	250.4	239.1	(11.3)	(4.5%)

Consolidated operating revenues for the first quarter of the fiscal year ending March 31, 2011 increased to ¥1,089.2 billion (an increase of 0.4% from the same period of the previous fiscal year). Despite a decrease in mobile voice related revenues from, among other things, the penetration of Value Plan, increases in revenues from packet communications services and other sources increased consolidated operating revenues. Consolidated operating expenses for the first quarter increased to ¥850.2 billion (an increase of 1.9% from the same period of the previous fiscal year) as a result of several factors, including an increase of loyalty program expenses. As a result, consolidated operating income for the first quarter of the fiscal year ending March 31, 2011 was ¥239.1 billion (a decrease of 4.5% from the same period of the previous fiscal year).

Number of subscriptions

	(Thousands of subscriptions)
	As of March 31, 2010	As of June 30, 2010	Change	Percent Change
Mobile phone services	56,082	56,515	432	0.8%
FOMA services	53,203	54,162	959	1.8%
mova services	2,879	2,352	(526)	(18.3%)
i-mode services	48,992	49,061	69	0.1%

Notes:

(1)	The numbers for mobile phone service subscriptions, FOMA service subscriptions and mova service subscriptions include communications module service subscriptions.
(2)	Effective March 3, 2008, FOMA service subscriptions became mandatory for subscriptions to “2in1” services. Such FOMA service subscriptions to “2in1” services are included in the above numbers of mobile phone service subscriptions and FOMA service subscriptions.
(3)	The number of subscriptions for i-mode services represents the combined total of FOMA and mova service subscriptions.

•	Data communications segment

1st Quarter, Consolidated Fiscal Year Ending March 31, 2011 (April 1, 2010 – June 30, 2010)

	(Billions of yen)
	1st Quarter, Consolidated Fiscal Year Ended March 31, 2010 (April 1, 2009 – June 30, 2009)	1st Quarter, Consolidated Fiscal Year Ending March 31, 2011 (April 1, 2010 – June 30, 2010)	Change	Percent Change
Operating revenues	270.1	264.4	(5.7)	(2.1%)
Operating expenses	248.9	250.3	1.4	0.6%
Operating income	21.2	14.1	(7.1)	(33.6%)

Despite the increase in revenues from the expansion of consolidated subsidiaries, consolidated operating revenues for the first quarter of the fiscal year ending March 31, 2011 decreased to ¥264.4 billion (a decrease of 2.1% from the same period of the previous fiscal year). This decrease reflects the absence of the one-time gain from a large-scale business transaction in the three months ended June 30, 2009. Consolidated operating expenses for the first quarter rose to ¥250.3 billion (an increase of 0.6% from the same period of the previous fiscal year) particularly due to higher expenses caused by the expansion of consolidated subsidiaries. As a result, consolidated operating income for the first quarter of the fiscal year ending March 31, 2011 was ¥14.1 billion (a decrease of 33.6% from the same period of the previous fiscal year).

•	Other segments

1st Quarter, Consolidated Fiscal Year Ending March 31, 2011 (April 1, 2010 – June 30, 2010)

	(Billions of yen)
	1st Quarter, Consolidated Fiscal Year Ended March 31, 2010 (April 1, 2009 – June 30, 2009)	1st Quarter, Consolidated Fiscal Year Ending March 31, 2011 (April 1, 2010 – June 30, 2010)	Change	Percent Change
Operating revenues	261.2	247.3	(13.9)	(5.3%)
Operating expenses	250.0	236.7	(13.3)	(5.3%)
Operating income	11.2	10.6	(0.5)	(4.8%)

Despite an increase in revenues from the construction and power businesses and advanced technology development businesses, due to a decrease in revenues from other businesses within NTT Group, among other things, consolidated operating revenues for the first quarter of the fiscal year ending March 31, 2011 were ¥247.3 billion (a decrease of 5.3% from the same period of the previous fiscal year). Consolidated operating expenses decreased to ¥236.7 (a decrease of 5.3% from the same period of the previous fiscal year), due to lower loan loss expenses in the financing businesses. As a result, consolidated operating income for the first quarter of the fiscal year ending March 31, 2011 was ¥10.6 billion (a decrease of 4.8% from the same period of the previous fiscal year).

2. Analysis of consolidated financial standing

Consolidated cash flows from operating activities in the first quarter of the fiscal year ending March 31, 2011 were ¥513.6 billion (an increase of ¥36.3 billion (7.6%) in cash flows compared to the same period of the previous fiscal year). This increase in cash flows was due to, among other factors, a decrease in accounts receivable and a decrease in payments for income tax expenses.

Consolidated cash flows from investing activities showed outlays of ¥352.9 billion (a decrease of ¥250.4 billion (41.5%) compared to the same period of the previous fiscal year). This decrease was due to, among other factors, a decrease in expenditures for capital investment and an increase in income from the redemption of short-term investments exceeding three months in duration.

Consolidated cash flows from financing activities were ¥70.8 billion (an increase of ¥130.9 billion compared to the same period of the previous fiscal year). This resulted from, among other factors, a decrease in revenues from short-term fund procurement.

As a result of the above, NTT Group’s consolidated cash and cash equivalents as of June 30, 2010 were ¥1,001.2 billion, a decrease of ¥90.2 billion (9.9%) from the end of the previous fiscal year.

	(Billions of yen)
	1st Quarter, Consolidated Fiscal Year Ended March 31, 2010 (April 1, 2009 – June 30, 2009)	1st Quarter, Consolidated Fiscal Year Ending March 31, 2011 (April 1, 2010 – June 30, 2010)	Change	Percent Change
Cash flows from operating activities	477.3	513.6	36.3	7.6%
Cash flows from investing activities	(603.3)	(352.9)	250.4	41.5%
Cash flows from financing activities	60.1	(70.8)	(130.9)	—

3. Analysis of forecast of consolidated results

There are no changes to the consolidated results forecasts for the period under review announced on May 14, 2010. NTT manages its business results on an annual basis, and does not prepare consolidated results forecasts for the six months ending September 30, 2010. For the assumptions used in the consolidated results forecasts and other related matters, please see page 21.

4. Others

(1)	Change in significant consolidated subsidiaries during the three months ended June 30, 2010, which resulted in changes in the scope of consolidation : None

(2)	Adoption of accounting which is simplified or exceptional for quarterly consolidated financial statements: None

(3)	Change in significant accounting principles, procedures and presentation in quarterly consolidated financial statements

Accounting for Transfers of Financial Assets

Effective April 1, 2010, NTT Group adopted Accounting Standards Update (“ASU”) 2009-16 “Accounting for Transfers of Financial Assets” issued by Financial Accounting Standards Board (“FASB”) in December 2009. This ASU eliminates the concept and associated guidance of a “qualifying special-purpose entity,” creates more stringent conditions for reporting a transfer of a portion of a financial asset as a sale, clarifies other sale-accounting criteria, and changes the initial measurement of a transferor’s interest in transferred financial assets. This ASU also provides for transfers that occurred before and after its effective date. The adoption of this ASU did not have an impact on the results of operations and financial position of NTT Group.

Improvements to Financial Reporting by Enterprises Involved with Variable Interest Entities (“VIE”).

Effective April 1, 2010, NTT Group adopted ASU 2009-17 “Improvements to Financial Reporting by Enterprises Involved with Variable Interest Entities (“VIE”)” issued by FASB in December 2009. This ASU prescribes the change of the approach to determining a VIE’s primary beneficiary (the reporting entity that must consolidate the VIE) and requires companies to reassess more frequently whether they must consolidate VIEs. The adoption of this ASU had an impact on the accounting for consolidated VIE, however, management does not believe the adoption of this ASU had a material impact on the results of operations and financial position of NTT Group.

5. CONSOLIDATED FINANCIAL STATEMENTS

(1) CONSOLIDATED BALANCE SHEETS

	Millions of yen
	March 31, 2010	June 30, 2010	Increase (Decrease)
ASSETS
Current assets:
Cash and cash equivalents	¥911,062	¥1,001,227	¥90,165
Short-term investments	382,227	224,520	(157,707)
Notes and accounts receivable, trade	1,948,467	1,727,371	(221,096)
Allowance for doubtful accounts	(41,092)	(38,606)	2,486
Inventories	278,869	309,052	30,183
Prepaid expenses and other current assets	508,373	597,867	89,494
Deferred income taxes	257,793	243,118	(14,675)

Total current assets	4,245,699	4,064,549	(181,150)

Property, plant and equipment:
Telecommunications equipment	14,708,053	14,732,609	24,556
Telecommunications service lines	14,285,962	14,341,318	55,356
Buildings and structures	5,789,511	5,789,187	(324)
Machinery, vessels and tools	1,790,366	1,801,850	11,484
Land	1,122,797	1,123,871	1,074
Construction in progress	269,149	271,491	2,342

	37,965,838	38,060,326	94,488
Accumulated depreciation	(27,908,292)	(28,100,006)	(191,714)

Net property, plant and equipment	10,057,546	9,960,320	(97,226)

Investments and other assets:
Investments in affiliated companies	634,950	642,482	7,532
Marketable securities and other investments	301,270	281,860	(19,410)
Goodwill	499,830	500,734	904
Other intangibles	1,453,941	1,447,220	(6,721)
Other assets	916,884	904,955	(11,929)
Deferred income taxes	828,935	840,284	11,349

Total investments and other assets	4,635,810	4,617,535	(18,275)

Total assets	¥18,939,055	¥18,642,404	¥(296,651)

	Millions of yen
	March 31, 2010	June 30, 2010	Increase (Decrease)
LIABILITIES AND EQUITY
Current liabilities:
Short-term borrowings	¥310,597	¥309,469	¥(1,128)
Current portion of long-term debt	781,323	835,198	53,875
Accounts payable, trade	1,301,944	1,003,446	(298,498)
Accrued payroll	442,295	341,143	(101,152)
Accrued interest	11,309	9,907	(1,402)
Accrued taxes on income	258,178	103,860	(154,318)
Accrued consumption tax	33,433	49,501	16,068
Advances received	152,619	181,489	28,870
Deposit received	85,377	153,787	68,410
Other	211,235	214,179	2,944

	3,588,310	3,201,979	(386,331)

Long-term liabilities:
Long-term debt	3,376,669	3,365,578	(11,091)
Obligations under capital leases	41,032	33,906	(7,126)
Liability for employees’ retirement benefits	1,447,781	1,453,858	6,077
Other	714,384	740,538	26,154

Total long-term liabilities	5,579,866	5,593,880	14,014

Equity:
NTT shareholders’ equity
Common stock, no par value -	937,950	937,950	—
Additional paid-in capital	2,838,927	2,833,826	(5,101)
Retained earnings	5,406,726	5,483,272	76,546
Accumulated other comprehensive income (loss)	(189,606)	(196,753)	(7,147)
Treasury stock, at cost	(1,205,844)	(1,205,845)	(1)

Total NTT shareholders’ equity	7,788,153	7,852,450	64,297

Noncontrolling interests	1,982,726	1,994,095	11,369

Total equity	9,770,879	9,846,545	75,666

Total liabilities and equity	¥18,939,055	¥18,642,404	¥(296,651)

(2) CONSOLIDATED STATEMENTS OF INCOME

THREE-MONTH PERIOD ENDED JUNE 30

	Millions of yen
	2009	2010	Increase (Decrease)
Operating revenues:
Fixed voice related services	¥599,174	¥554,342	¥(44,832)
Mobile voice related services	540,016	517,805	(22,211)
IP / packet communications services	761,269	815,693	54,424
Sale of telecommunication equipment	163,810	166,140	2,330
System integration	283,765	274,831	(8,934)
Other	154,855	170,102	15,247

	2,502,889	2,498,913	(3,976)

Operating expenses:
Cost of services (exclusive of items shown separately below)	582,851	579,011	(3,840)
Cost of equipment sold (exclusive of items shown separately below)	213,552	206,537	(7,015)
Cost of system integration (exclusive of items shown separately below)	182,150	170,598	(11,552)
Depreciation and amortization	496,606	482,152	(14,454)
Impairment loss	304	246	(58)
Selling, general and administrative expenses	701,655	720,715	19,060

	2,177,118	2,159,259	(17,859)

Operating income (loss)	325,771	339,654	13,883

Other income (expenses):
Interest and amortization of bond discounts and issue costs	(14,805)	(13,657)	1,148
Interest income	6,338	5,636	(702)
Other, net	8,612	9,980	1,368

	145	1,959	1,814

Income (loss) before income taxes and equity in earnings (losses) of affiliated companies	325,916	341,613	15,697

Income tax expense (benefit):
Current	124,554	127,507	2,953
Deferred	7,760	6,088	(1,672)

	132,314	133,595	1,281

Income (loss) before equity in earnings (losses) of affiliated companies	193,602	208,018	14,416

Equity in earnings (losses) of affiliated companies	2,704	700	(2,004)

Net income (loss)	196,306	208,718	12,412

Less – Net income attributable to noncontrolling interests	(56,749)	(52,780)	3,969

Net income (loss) attributable to NTT	¥139,557	¥155,938	¥16,381

Summary of total comprehensive income (loss):
Net income (loss)	¥196,306	¥208,718	¥12,412
Other comprehensive income (loss)	32,488	(8,292)	(40,780)
Comprehensive income (loss)	228,794	200,426	(28,368)
Less – Comprehensive income attributable to noncontrolling interests	(63,420)	(51,635)	11,785

Comprehensive income (loss) attributable to NTT	¥165,374	¥148,791	¥(16,583)

	Shares or yen
	2009	2010
Per share of common stock:
Weighted average number of shares outstanding	1,323,281,408	1,323,195,454
Net income (loss) attributable to NTT	¥105.46	¥117.85

(3) CONSOLIDATED STATEMENTS OF CASH FLOWS

THREE-MONTH PERIOD ENDED JUNE 30

	Millions of yen
	2009	2010	Increase (Decrease)
Cash flows from operating activities:
Net income (loss)	¥196,306	¥208,718	¥12,412
Adjustments to reconcile net income (loss) to net cash provided by operating activities -
Depreciation and amortization	496,606	482,152	(14,454)
Impairment loss	304	246	(58)
Deferred taxes	7,760	6,088	(1,672)
Loss on disposal of property, plant and equipment	26,290	15,599	(10,691)
Equity in (earnings) losses of affiliated companies	(2,704)	(700)	2,004
(Increase) decrease in notes and accounts receivable, trade	207,894	244,511	36,617
(Increase) decrease in inventories	(50,407)	(30,195)	20,212
(Increase) decrease in other current assets	(75,244)	(91,367)	(16,123)
Increase (decrease) in accounts payable, trade and accrued payroll	(247,096)	(251,137)	(4,041)
Increase (decrease) in accrued consumption tax	17,742	16,077	(1,665)
Increase (decrease) in accrued interest	(951)	(1,404)	(453)
Increase (decrease) in advances received	25,884	28,928	3,044
Increase (decrease) in accrued taxes on income	(185,967)	(154,332)	31,635
Increase (decrease) in other current liabilities	46,275	69,729	23,454
Increase (decrease) in liability for employees’ retirement benefits	20,195	8,310	(11,885)
Increase (decrease) in other long-term liabilities	7,811	27,020	19,209
Other	(13,424)	(64,633)	(51,209)

Net cash provided by (used in) operating activities	¥477,274	¥513,610	¥36,336

	Millions of yen
	2009	2010	Increase (Decrease)
Cash flows from investing activities:
Payments for property, plant and equipment	¥(399,791)	¥(395,030)	¥4,761
Proceeds from sale of property, plant and equipment	10,339	5,523	(4,816)
Payments for purchase of non-current investments	(33,515)	(14,918)	18,597
Proceeds from sale and redemption of non-current investments	4,167	9,757	5,590
Payments for purchase of short-term investments	(3,040)	(167,609)	(164,569)
Proceeds from redemption of short-term investments	10,439	326,478	316,039
Acquisition of intangibles and other assets	(191,858)	(117,075)	74,783

Net cash provided by (used in) investing activities	(603,259)	(352,874)	250,385

Cash flows from financing activities:
Proceeds from issuance of long-term debt	275,379	159,710	(115,669)
Payments for settlement of long-term debt	(221,148)	(105,680)	115,468
Proceeds from issuance of short-term debt	1,307,436	768,104	(539,332)
Payments for settlement of short-term debt	(1,187,477)	(769,365)	418,112
Dividends paid	(72,780)	(79,392)	(6,612)
Proceeds from sale of (payments for acquisition of) treasury stock, net	25	(7)	(32)
Other	(41,319)	(44,140)	(2,821)

Net cash provided by (used in) financing activities	60,116	(70,770)	(130,886)

Effect of exchange rate changes on cash and cash equivalents	1,955	199	(1,756)

Net increase (decrease) in cash and cash equivalents	(63,914)	90,165	154,079
Cash and cash equivalents at beginning of period	1,052,777	911,062	(141,715)

Cash and cash equivalents at end of period	¥988,863	¥1,001,227	¥12,364

Cash paid during the period for:
Interest	¥15,754	¥15,059	¥(695)
Income taxes, net	¥307,717	¥277,642	¥(30,075)

(4) Going Concern Assumption

None

(5) Business Segments

THREE-MONTH PERIOD ENDED JUNE 30

1. Sales and operating revenues

	(Millions of yen)
	Three months ended June 30, 2009	Three months ended June 30, 2010	Increase (Decrease)
Regional communications business
Customers	833,814	836,767	2,953
Intersegment	126,921	120,337	(6,584)

Total	960,735	957,104	(3,631)
Long-distance and international communications business
Customers	282,931	278,137	(4,794)
Intersegment	25,153	24,589	(564)

Total	308,084	302,726	(5,358)
Mobile communications business
Customers	1,073,293	1,077,556	4,263
Intersegment	11,461	11,688	227

Total	1,084,754	1,089,244	4,490
Data communications business
Customers	239,848	233,327	(6,521)
Intersegment	30,252	31,046	794

Total	270,100	264,373	(5,727)
Other
Customers	73,003	73,126	123
Intersegment	188,202	174,208	(13,994)

Total	261,205	247,334	(13,871)
Elimination of intersegment	(381,989)	(361,868)	20,121

Consolidated total	2,502,889	2,498,913	(3,976)

2. Segment profit or loss

	(Millions of yen)
	Three months ended June 30, 2009	Three months ended June 30, 2010	Increase (Decrease)
Operating income (loss)
Regional communications business	16,076	41,531	25,455
Long-distance and international communications business	24,892	21,183	(3,709)
Mobile communications business	250,370	239,069	(11,301)
Data communications business	21,242	14,100	(7,142)
Other	11,174	10,642	(532)

Total	323,754	326,525	2,771
Elimination of intersegment	2,017	13,129	11,112

Consolidated total	325,771	339,654	13,883

(6) NTT Shareholders’ Equity

Dividends

Cash dividends paid

Resolution	The shareholders’ meeting on June 24, 2010
Class of shares	Common stock
Source of dividends	Retained earnings
Total cash dividends paid	¥79,392 million
Cash dividends per share	¥60
Date of record	March 31, 2010
Date of payment	June 25, 2010

Significant Changes in NTT Shareholders’ Equity

None

(7) Subsequent events

On July 15, 2010, NTT agreed with Dimension Data Holdings plc (“Dimension Data”), an English public limited company based in the Republic of South Africa, to commence the acquisition of all of Dimension Data’s ordinary shares (those currently issued and those that will be issued), in exchange for cash. It is intended that the acquisition will be effected by means of a recommended cash offer. The offer price for each ordinary share in Dimension Data is expected to be 120 pence and the total acquisition price is expected to be approximately up to GBP 2,120 million. The acquisition process is expected to be completed around October 2010, subject to compliance with the relevant competition laws. The financial effect on the results for the current fiscal year is under review.

(Reference)

NON-CONSOLIDATED FINANCIAL STATEMENTS

(1) NON-CONSOLIDATED BALANCE SHEETS

(Based on accounting principles generally accepted in Japan)

	Millions of yen
	March 31, 2010	June 30, 2010	Increase (Decrease)
ASSETS
Current assets:
Cash and bank deposits	10,566	17,421	6,855
Accounts receivable, trade	3,096	151	(2,945)
Supplies	241	243	1
Subsidiary deposits	122,513	154,045	31,531
Other	392,958	467,992	75,033

Total current assets	529,377	639,853	110,476

Fixed assets:
Property, plant and equipment	184,327	182,847	(1,479)
Intangible fixed assets	54,148	49,535	(4,613)
Investments and other assets
Investments in subsidiaries and affiliated companies	4,794,219	4,794,219	—
Long-term loans receivable to subsidiaries	1,869,655	1,820,905	(48,750)
Other	46,061	42,470	(3,591)

Total investments and other assets	6,709,936	6,657,594	(52,341)

Total fixed assets	6,948,412	6,889,977	(58,434)

TOTAL ASSETS	7,477,789	7,529,831	52,041

Notes:	1.	These quarterly financial statements are exempt from auditor’s review in the legal disclosure.
	2.	These quarterly financial statements are prepared based on “Regulation for Terminology, Forms and Preparation of Quarterly Financial Statements.”

(Reference)

	Millions of yen
	March 31, 2010	June 30, 2010	Increase (Decrease)
LIABILITIES
Current liabilities:
Accounts payable, trade	459	105	(354)
Current portion of corporate bonds	230,000	297,871	67,871
Current portion of long-term borrowings	181,104	161,104	(20,000)
Accrued taxes on income	36,165	2,218	(33,947)
Deposit received from subsidiaries	60,540	76,953	16,413
Asset retirement obligations	—	254	254
Other	39,481	31,398	(8,082)

Total current liabilities	547,751	569,906	22,154

Long-term liabilities:
Corporate bonds	1,341,019	1,273,184	(67,834)
Long-term borrowings	627,770	646,970	19,200
Liability for employees’ retirement benefits	28,096	28,315	218
Asset retirement obligations	—	1,153	1,153
Other	1,423	1,414	(8)

Total long-term liabilities	1,998,309	1,951,037	(47,271)

TOTAL LIABILITIES	2,546,060	2,520,943	(25,117)

NET ASSETS
Shareholders’ equity:
Common stock	937,950	937,950	—
Capital surplus	2,673,794	2,673,788	(5)
Earned surplus	2,523,050	2,601,774	78,723
Treasury stock	(1,205,843)	(1,205,845)	(1)

Total shareholders’ equity	4,928,951	5,007,667	78,716

Unrealized gains (losses), translation adjustments, and others:
Net unrealized gains (losses) on securities	2,777	1,220	(1,557)

Total unrealized gains (losses), translation adjustments, and others	2,777	1,220	(1,557)

TOTAL NET ASSETS	4,931,728	5,008,887	77,159

TOTAL LIABILITIES AND NET ASSETS	7,477,789	7,529,831	52,041

Notes:	1.	These quarterly financial statements are exempt from auditor’s review in the legal disclosure.
	2.	These quarterly financial statements are prepared based on “Regulation for Terminology, Forms and Preparation of Quarterly Financial Statements.”

(Reference)

(2) NON-CONSOLIDATED STATEMENTS OF INCOME

THREE-MONTH PERIOD ENDED JUNE 30

(Based on accounting principles generally accepted in Japan)

	Millions of yen
	2009	2010	Increase (Decrease)
Operating revenues	179,000	193,140	14,140
Operating expenses	36,685	34,553	(2,131)

Operating income	142,315	158,586	16,271

Non-operating revenues:
Interest income	8,561	7,661	(900)
Lease and rental income	2,908	2,981	73
Miscellaneous income	1,792	1,140	(652)

Total non-operating revenues	13,262	11,782	(1,479)

Non-operating expenses:
Interest expenses	3,226	2,658	(568)
Corporate bond interest expenses	6,126	5,745	(380)
Miscellaneous expenses	2,251	1,511	(740)

Total non-operating expenses	11,603	9,914	(1,689)

Recurring profit	143,973	160,455	16,481

Special losses	—	757	757

Income before income taxes	143,973	159,697	15,724

Income taxes	1,379	1,582	203

Net income	142,593	158,115	15,521

(Reference) Major components of operating revenues
Dividends received	139,478	155,125	15,646
Revenues from group management	4,587	4,787	200
Revenues from basic R&D	31,749	30,999	(750)

Notes:	1.	These quarterly financial statements are exempt from auditor’s review in the legal disclosure.
	2.	These quarterly financial statements are prepared based on “Regulation for Terminology, Forms and Preparation of Quarterly Financial Statements.”

(Reference)

(3) NON-CONSOLIDATED STATEMENTS OF CASH FLOWS

THREE-MONTH PERIOD ENDED JUNE 30

(Based on accounting principles generally accepted in Japan)

	Millions of yen
	2009	2010	Increase (Decrease)
Cash flows from operating activities:
Income before income taxes	143,973	159,697	15,724
Depreciation and amortization	11,778	11,579	(199)
Loss on disposal of property, plant and equipment	256	120	(135)
Dividends received	(139,478)	(155,125)	(15,646)
Increase (decrease) in liability for employees’ retirement benefits	251	218	(32)
(Increase) decrease in accounts receivable	(3,578)	(7,512)	(3,933)
Increase (decrease) in accounts payable and accrued expenses	(4,251)	(5,289)	(1,038)
Increase (decrease) in accrued consumption tax	344	355	11
(Increase) decrease in other current assets	(12)	0	13
(Increase) decrease in subsidiary deposits	(5,000)	(16,000)	(11,000)
Increase (decrease) in deposit received from subsidiaries	(22,880)	16,413	39,293
Other	655	1,010	355

Sub-total	(17,941)	5,469	23,411

Interest and dividends received	148,229	162,570	14,341
Interest paid	(9,348)	(7,928)	1,419
Income taxes received (paid)	(18,510)	(54,626)	(36,116)

Net cash provided by (used in) operating activities	102,429	105,484	3,055

Cash flows from investing activities:
Payments for property, plant and equipment	(10,403)	(12,157)	(1,754)
Proceeds from sale of investment securities	971	3,230	2,259
Payments for long-term loans	(230,000)	(20,000)	210,000
Proceeds from long-term loans receivable	196,380	20,800	(175,580)
Other	81	(427)	(508)

Net cash provided by (used in) investing activities	(42,970)	(8,554)	34,416

Cash flows from financing activities:
Proceeds from issuance of long-term debt	229,966	20,000	(209,966)
Payments for settlement of long-term debt	(196,380)	(20,800)	175,580
Payments for settlement of lease obligations	(22)	(13)	9
Dividends paid	(72,780)	(79,391)	(6,611)
Proceeds from sale of (payments for acquisition of) treasury stock, net	24	(7)	(32)

Net cash provided by (used in) financing activities	(39,192)	(80,212)	(41,020)

Net increase (decrease) in cash and cash equivalents	20,266	16,717	(3,548)

Cash and cash equivalents at beginning of period	94,208	121,157	26,949

Cash and cash equivalents at end of period	114,474	137,875	23,400

Notes:	1.	These quarterly financial statements are exempt from auditor’s review in the legal disclosure.
	2.	These quarterly financial statements are prepared based on “Regulation for Terminology, Forms and Preparation of Quarterly Financial Statements.”

[Note]

The forward-looking statements and projected figures concerning the future performance of NTT and its subsidiaries and affiliates contained or referred to herein are based on a series of assumptions, projections, estimates, judgments and beliefs of the management of NTT in light of information currently available to it regarding NTT, the economy and telecommunications industry in Japan and overseas, and other factors. These projections and estimates may be affected by the future business operations of NTT and its subsidiaries and affiliates, the state of the economy in Japan and abroad, possible fluctuations in the securities markets, the pricing of services, the effects of competition, the performance of new products, services and new businesses, changes to laws and regulations affecting the telecommunications industry in Japan and elsewhere, other changes in circumstances that could cause actual results to differ materially from the forecasts contained or referred to herein, as well as other risks included in NTT’s most recent Annual Report on Form 20-F and other filings and submissions with the United States Securities and Exchange Commission.

Attachment

Nippon Telegraph and Telephone Corporation

August 5, 2010

NTT’s Shares and Shareholders (as of June 30, 2010)

1.	Classification of Shareholders

Details	NTT’s Shares and Shareholders (1 unit =100 shares)								Shares Representing Less Than One Unit
	Government and Public Bodies	Financial Institutions	Securities Firms	Other Domestic Corporations	Foreign Corporations, etc.		Domestic Individuals, etc.	Total
					Non- Individuals	Individuals
Total Holders	4	333	95	8,237	1,132	992	981,073	991,866	—
Total Shares (Units)	5,305,895	2,088,348	54,972	173,682	3,243,910	6,333	4,848,989	15,722,129	1,908,000
%	33.75	13.28	0.35	1.10	20.63	0.04	30.84	100.00	—

Notes:

(1)	“Domestic Individuals, etc.” includes 2,509,258 units of treasury stock, and “Shares Representing Less Than One Unit” includes 45 shares of treasury stock. 250,925,845 shares of treasury stock (2,509,258 units) represents the number of shares of treasury stock recorded in the shareholders’ register; the actual number of treasury stock shares at the end of June 30, 2010 was 250,925,545.
(2)	“Other Domestic Corporations” includes 164 units under the name of the Japan Securities Depository Center, and “Shares Representing Less Than One Unit” includes 72 shares under the name of the Japan Securities Depository Center.
(3)	The number of shareholders who own only shares representing less than one unit is 234,730.

2.	Classification by Number of Shares

Details	NTT’s Shares and Shareholders (1 unit =100 shares)								Shares Representing Less Than One Unit
	At Least 1,000 Units	At Least 500 Units	At Least 100 Units	At Least 50 Units	At Least 10 Units	At Least 5 Units	At Least 1 Unit	Total
Number of Holders	418	176	959	1,131	26,733	63,195	899,254	991,866	—
%	0.04	0.02	0.10	0.11	2.70	6.37	90.66	100.00	—
Total Shares (Units)	13,144,264	122,214	199,237	73,561	410,746	383,185	1,386,922	15,722,129	1,908,000
%	83.60	0.79	1.27	0.47	2.61	2.44	8.82	100.00	—

Notes:

(1)	“At Least 1,000 Units” includes 2,509,258 units of treasury stock, and “Shares Representing Less Than One Unit” includes 45 shares of treasury stock.
(2)	“At Least 100 Units” includes 164 units under the name of the Japan Securities Depository Center, and “Shares Representing Less Than One Unit” includes 72 shares under the name of the Japan Securities Depository Center.

3.	Principal Shareholders

Name	Share Holdings (in thousands of shares)	Percentage of Total Shares Issued (%)
The Minister of Finance	530,569	33.71
Japan Trustee Services Bank, Ltd. (Trust Account)	51,597	3.28
The Master Trust Bank of Japan, Ltd. (Trust Account)	37,542	2.38
Moxley and Company	31,937	2.03
Japan Trustee Services Bank, Ltd. (Trust Account 9)	16,543	1.05
SSBT OD05 Omnibus Account China Treaty Clients	12,287	0.78
The Chase Manhattan Bank, N.A. London Secs Lending Omnibus Account	12,174	0.77
NTT Employee Share-Holding Association	11,410	0.72
State Street Bank and Trust Company 505225	11,273	0.72
Government of Singapore Investment Corporation Pte Ltd Account “C”	9,652	0.61

Total	724,988	46.06

Note: The Company’s holdings of treasury stock (250,925,545 shares) are not included in the above table.

Financial Results for the Three Months

Ended June 30, 2010

August 5, 2010

Copyright (c) 2010 Nippon Telegraph and Telephone Corporation

Disclaimer Information

The forward-looking statements and projected figures concerning the future performance of NTT and its subsidiaries and affiliates contained or referred to herein are based on a series of assumptions, projections, estimates, judgments and beliefs of the management of NTT in light of information currently available to it regarding NTT, the economy and telecommunications industry in Japan and overseas, and other factors. These projections and estimates may be affected by the future business operations of NTT and its subsidiaries and affiliates, the state of the economy in Japan and abroad, possible fluctuations in the securities markets, the pricing of services, the effects of competition, the performance of new products, services and new businesses, changes to laws and regulations affecting the telecommunications industry in Japan and elsewhere, other changes in circumstances that could cause actual results to differ materially from the forecasts contained or referred to herein, as well as other risks included in NTT’s most recent Annual Report on Form 20-F and other filings and submissions with the United States Securities and Exchange Commission.

* “E” in this material represents that the figure is a plan or projection for operation.

** “FY” in this material indicates the fiscal year ending March 31 of the succeeding year.

*** “1Q” in this material represents the 3-month period beginning on April 1 and ending on June 30.

Copyright (c) 2010 Nippon Telegraph and Telephone Corporation

1

Consolidated Results and Forecasts (U.S. GAAP)

FY2010/1Q Highlights

Operating Income increased by 13.9 billion yen from FY2009/1Q, and Operating Revenues decreased 4.0 billion yen, a smaller year-on-year decrease than FY2009/1Q.

Operating Revenues and Operating Income progressed in accordance with the Forecast.

(Billions of yen)

FY2010/1Q

FY2010 Forecasts

% progress

FY2009/1Q

compared to

FY2010

Change

Change

[%]

Forecasts

year-on-year

year-on-year

Operating

2,498.9

(4.0)

(0.2)%

2,502.9

10,160.0

(21.4)

24.6%

Revenues

Operating

2,159.3

(17.9)

(0.8)%

2,177.1

8,995.0

(68.7)

24.0%

Expenses

Operating

339.7

+13.9

4.3%

325.8

1,165.0

+47.3

29.2%

Income

Net Income

155.9

+16.4

11.7%

139.6

500.0

+7.7

31.2%

Net income represents net income attributable to NTT, excluding noncontrolling interests.

2 Copyright (c) 2010 Nippon Telegraph and Telephone Corporation

Consolidated Results and Forecasts (U.S. GAAP)

FY2010/1Q Contributing Factors by Segment

Regional communications business: Decrease in revenues due to a fall in voice transmission services revenues and other factors,

but income increased due to a reduction in personnel expenses and expenses for purchase of goods and services and other expenses.

Long distance and international communications business: Decrease in revenues and income due to a fall in voice transmission services revenues and system integration revenues.

Mobile communications business: Increase in revenues due to packet communication revenues, but income decreased due to increased expenses for purchase of goods and services and other expenses.

Data communications business: Decrease in revenues due to the effects of a large-scale business transaction in FY2009/1Q, and an increase in selling, general and administrative expenses due to the increase in the number of consolidated subsidiaries.

(Billions of yen)

Operating Revenues

[year-on-year (4.0) ]

Mobile communications business

Data communications business

Other business

Elimination of intersegment/Others

2,502.9

(3.6)

Regional communications business

(5.4)

Long distance and international communications business

+4.5

(5.7)

(13.9)

+20.1

2,498.9

FY2010/1Q

FY2009/1Q

Operating Expenses

[year-on-year (17.9) ]

Mobile communications business

Data communications business

Other business

Elimination of intersegment/Others

2,177.1

(29.1)

Regional communications business

(1.6)

Long distance and international communications business

+15.8

+1.4

(13.3)

+9.0

2,159.3

FY2009/1Q

FY2010/1Q

Operating Income

[year-on-year +13.9 ]

FY2009/1Q

325.8

Regional communications business

+25.5

Long distance and international communications business

(3.7)

Mobile communications business

(11.3)

Data communications business

(7.1)

Other business

(0.5)

Elimination of intersegment/Others

+11.1

FY2010/1Q

339.7

Subsidiaries’ Results (JPN GAAP Non-Consolidated)

NTT East Financial Results

Operating Revenues increased by 2.7 billion yen due to an increase in IP services revenues.

Operating Income increased by 12.0 billion yen due to a decrease in personnel expenses and expenses for purchase of goods and services and other expenses. (Billions of yen)

FY2010/1Q

FY2010E

Operating Revenues

+2.7

+0.6

Progress 24.5%

(8.6)

(0.4)

(Billions of yen)

467.5

Voice Transmission Services (19.3) IP Services +21.5 Others +0.5

470.2

1,928.6

Voice Transmission Services (83.1) IP Services +78.4 Others (3.9)

1,920.0

FY2009/1Q

FY2010/1Q

FY2009

(16.0)

(0.9)

FY2010E

Operating Expenses

(9.2)

(2.0)

Progress 23.9%

455.6

Personnel expenses (2.4) Expenses for purchase of goods and services and other expenses (6.2) Depreciation expenses and loss on disposal of assets (0.5)

446.4

1,881.0

Personnel expenses (11.4) Expenses for purchase of goods and services and other expenses (13.8) Depreciation expenses and loss on disposal of assets +9.2

1,865.0

FY2009/1Q

FY2010/1Q

FY2009

FY2010E

Operating Income

11.8

+12.0

+101.2

Progress 43.4%

23.8

47.6

+7.3

+15.5

55.0

Subsidiaries’ Results (JPN GAAP Non-Consolidated)

NTT West Financial Results

Operating Revenues decreased by 7.1 billion yen due to a decrease in voice transmission services revenues.

Operating Income increased by 11.2 billion yen due to a decrease in personnel expenses and expenses for purchase of goods and services and other expenses.

FY2010/1Q

FY2010E

Operating Revenues

(7.1)

(1.6)

Progress 24.6%

(39.8)

(2.2)

(Billions of yen)

435.7

FY2009/1Q

Voice Transmission Services (18.2) IP Services +15.3 Others (4.2)

428.6

1,780.8

Voice Transmission Services (72.1) IP Services +52.4 Others (20.1)

1,741.0

FY2010/1Q FY2009 FY2010E

Operating Expenses

429.8

FY2009/1Q

(18.3)

(4.3)

Personnel expenses (4.1) Expenses for purchase of goods and services and other expenses (10.8) Depreciation expenses and loss on disposal of assets (3.3)

Progress 24.0%

411.4

FY2010/1Q

1,762.3

FY2009

(46.3)

(2.6)

Personnel expenses (16.7) Expenses for purchase of goods and services and other expenses (16.3) Depreciation expenses and loss on disposal of assets (13.2)

1,716.0

FY2010E

Operating Income

5.9

+11.2

+190.4

Progress 68.7%

17.1

18.4

+6.5

+35.3%

25.0

5 Copyright (c) 2010 Nippon Telegraph and Telephone Corporation

Subsidiaries’ Results (JPN GAAP Non-Consolidated)

NTT Communications Financial Results

Operating Revenues decreased by 15.4 billion yen due to a decrease in voice transmission services revenues.

Operating Income decreased by 4.3 billion yen, despite a decrease in expenses for purchase of goods and services and other expenses.

Operating Revenues

FY2010/1Q

FY2010E

(15.4)

(5.8)

267.5

FY2009/1Q

Voice Transmission Services (7.1) IP Services (0.5) Others (7.7)

Progress 24.4%

252.1

FY2010/1Q

1,079.2

FY2009

(44.2)

(4.1)

(Billions of yen)

Voice Transmission Services (38.9) IP Services (1.8) Others (3.4)

1,035.0

FY2010E

Operating Expenses

(11.0)

(4.6)

Progress 24.2%

(26.7)

(2.7)

241.8

FY2009/1Q

Personnel expenses (0.0) Expenses for purchase of goods and services and other expenses (10.0) Depreciation expenses and loss on disposal of assets (0.9)

230.8

FY2010/1Q

981.7

FY2009

Personnel expenses +0.1 Expenses for purchase of goods and services and other expenses (20.8) Depreciation expenses and loss on disposal of assets (6.0)

955.0

FY2010E

Operating Income

25.7

(4.3)

(17.0)

Progress 26.7%

21.3

97.5

(17.5)

(18.0)

80.0

6 Copyright (c) 2010 Nippon Telegraph and Telephone Corporation

Subsidiaries’ Results (JPN GAAP Consolidated)

NTT DATA Financial Results

Operating Revenues decreased by 7.8 billion yen due to the effects of a large-scale business transaction in FY2009/1Q, despite an increase in revenues from the increase in the number of consolidated subsidiaries.

Operating Income decreased by 3.7 billion yen.

FY2010/1Q

Operating Revenues

(7.8)

(2.9)

269.3

FY2009/1Q

Progress 21.8%

261.5

FY2010/1Q

Operating Expenses

(4.0)

(1.6)

252.6

FY2009/1Q

Progress 22.4%

248.6

FY2010/1Q

Operating Income

16.6

(3.7)

(22.5)

Progress 14.3%

12.8

FY2010E

+57.0

+5.0

(Billions of yen)

1,142.9

FY2009

1,200.0

FY2010E

+48.7

+4.6

1,061.2

FY2009

1,110.0

FY2010E

81.6

+8.3

+10.2

90.0

7 Copyright (c) 2010 Nippon Telegraph and Telephone Corporation

Subsidiaries’ Results (U.S. GAAP Consolidated)

NTT DOCOMO Financial Results

Operating Revenues increased by 4.5 billion yen due to an increase in packet communication revenues and equipment sales revenues.

Operating Income decreased by 11.3 billion yen due to an increase in operating expenses from promotion of customer satisfaction improvement initiatives and others.

FY2010/1Q

Operating Revenues

+4.5

+0.4

Progress 25.8%

1,084.8

FY2009/1Q

1,089.2

FY2010/1Q

FY2010E

(62.4)

(1.5)

(Billions of yen)

4,284.4

FY2009

4,222.0

FY2010E

Operating Expenses

832.9

FY2009/1Q

+15.8

+1.9

Progress 25.1%

848.7

FY2010/1Q

(68.2)

(2.0)

3,450.2

FY2009

3,382.0

FY2010E

Operating Income

251.8

(11.3)

(4.5)

Progress 28.6%

240.5

834.2

+5.8

+0.7

840.0

8 Copyright (c) 2010 Nippon Telegraph and Telephone Corporation

Subsidiaries’ Results (JPN GAAP/U.S. GAAP)

Details of Difference Between Consolidated Operating Income and Total Operating Income of 5 Major Subsidiaries

(Billions of yen)

FY2009/1Q

+14.1

(0.2)

311.9

NTT (Holding Company): 2.8

NTT URBAN DEVELOPMENT (Consolidated): 7.2

NTT COMWARE: 5.8

NTT FINANCE (Consolidated): 1.3

Outsourcing companies (East): 1.5

Outsourcing companies (West): (2.2)

Other companies: (2.3)

Pension (actuarial difference, etc.): +6.8

Depreciation of engineering facilities: (10.7)

Adjustments between operating and non-operating

items, including eliminations, etc.

325.8

FY2010/1Q

FY2010/1Q

FY2010/1Q

+7.3

+16.6

315.8

NTT (Holding Company): 3.4

NTT URBAN DEVELOPMENT (Consolidated): 6.9

NTT COMWARE: 1.0

NTT FINANCE (Consolidated): 3.1

Outsourcing companies (East): 3.0

Outsourcing companies (West): (1.3)

Other companies: 0.3

Pension (actuarial difference, etc): +2.3

Depreciation of engineering facilities: (9.4)

Adjustments between operating and non-operating

items, including eliminations, etc.

339.7

Sum of operating income

of 5 major subsidiaries (JPN GAAP)

Total operating income of subsidiaries other than the 5 major ones (excluding the effect of dividends received by NTT (Holding Company))

Elimination and

U.S. GAAP adjustments

Consolidated operating income

(U.S. GAAP)

- 9—Copyright (c) 2010 Nippon Telegraph and Telephone Corporation

Details of Consolidated Cash Flows

Cash flows from operating activities: increased year-on-year by 7.6% (+36.3 billion yen)

Decrease in accounts receivable, trade (+36.6 billion yen)

Cash flows from investing activities: decreased year-on-year by 41.5% (+250.4 billion yen)

Decrease in payments for purchase of property, plant and equipment (+79.5 billion yen)

Decrease in short-term investments for use of funds (+151.5 billion yen)

Cash flows from financing activities: decreased year-on-year of ((130.9) billion yen)

Decrease in short-term debt ((121.2) billion yen)

(Billions of yen)

Cash flows from

operating activities

(A)

Cash flows from

investing activities

(B)

Cash flows from operating activities (A)

Cash flows from investing activities (B)

(A) + (B)

Cash flows from financing activities

1,000

500

0

(500)

(1,000)

477.3 513.6

160.7 60.1

(126.0) (70.8) (352.9)

(603.3)

FY2009/1QFY2010/1Q

10 Copyright (c) 2010 Nippon Telegraph and Telephone Corporation

Revenues and expenditure balance of FTTH services

NTT

➢ Plan to achieve profitability from FTTH services (FLET'S Hikari + Hikari Denwa) on a single-year basis in FY2011



(Billions of yen)
FY2007
FY2008
FY2009
FY2011E
Achieve profitability
FLET'S Hikari
Hikari Denwa
(100.0)
(200.0)
(192.4)
(126.4)
(27.8)
(154.2)
(82.9)
(6.0)
(88.9)
Improved by 65.3 billion yen

(Note) FLET'S Hikari:
FY2007: figures of designated telecommunications services (excluding voice transmission services) except specified telecommunications services
FY2008: figures of designated telecommunications services (excluding voice transmission services) except specified telecommunications services
FY2009: figures of designated telecommunications services (FTTH access services) except specified telecommunications services
Hikari Denwa:
FY2008: figures of designated telecommunications services (voice transmission services) except specified telecommunications services
FY2009: figures of designated telecommunications services (other services) except specified telecommunications services
(In FY2007, FTTH balances were not calculated, since Hikari Denwa was not part of designated telecommunications services.)

−11−

Copyright (c) 2010 Nippon Telegraph and Telephone Corporation

Transformation of Business Structure

Consolidated Revenue Composition Image

Solution & New Business, etc. IP business Legacy business

100% 80% 60% 40% 20% 0%

Solution &

New Business,etc.

26%

29%

29%

28%

30%

35%

52%

IP business

58%

61%

63%

65%65%

26%

75%

29%

32%

35%

35%

Legacy

40%

business

48%

42%

39%

37%

35%

25%

FY2007

FY2008

FY2009

FY2010/1Q

FY2010E

FY2012E

IP, solution & new business account for roughly two-thirds

IP, solution & new business account for three-quarters

12 Copyright (c) 2010 Nippon Telegraph and Telephone Corporation

Operating Data

Operation Data

Number of Subscribers for Broadband Access Services

Number of subscribers

(Thousands)

FLET’S ADSL FLET’S Hikari Hikari Denwa

18,000 15,000 12,000 9,000 6,000 3,000 0

17,092

15,973

16,325

16,632

15,627

3,253

3,695

3,546

3,381

3,834

13,839

12,779

13,251

12,278

11,793

10,648

9,078

9,604

10,142

8,571

2009.6

2009.9

2009.12

2010.3

2010.6

783

922

1,040

1,279

1,433

(1)

Optical video service

Changes from the preceding quarter

(Thousands)

FY2009

FY2010

FY2009

FY2010E

4-6

7-9

10-12

1-3

4-6

FLET’S Hikari(2)

659

485

501

472

588

2,117

2,100

Number of

(3)

1,008

804

844

942

1,018

3,598

3,730

opened connections

FLET’S ADSL

(157)

(139)

(149)

(165)

(129)

(610)

(579)

Hikari Denwa（4

561

507

526

537

506

2,131

2,100

(1) Number of Optical video services includes Hikari TV and FLET’S TEREBI.

(2) Number of FLET’S Hikari includes B FLET’S and FLET’S Hikari Next provided by NTT East and B FLET’S, FLET’S Hikari Premium, FLET’S Hikari Mytown, and FLET’S Hikari Next provided by NTT West.

(3) Number of opened connections excludes openings due to relocations. (4) Number of Hikari Denwa is calculated by number of thousand channels.

13 Copyright (c) 2010 Nippon Telegraph and Telephone Corporation

Operation Data

ARPU of FLET’S Hikari

NTT East

(Yen)

5,640 5,730 5,780 5,800 5,820

6,000

1,400 1,440 1,480 1,490 1,520

4,000

2,000 4,240 4,290 4,300 4,310 4,300

0

5,740 5,890

1,450 1,590

4,290 4,300

FY2009 FY2010E

FY2009 FY2010

4-6 7-9 10-12 1-3 4-6

West

NTT West

(Yen)

5,680 5,780 5,820 5,840 5,830 6,000

1,400 1,440 1,490 1,510 1,540

4,000

2,000 4,280 4,340 4,330 4,330 4,290

0

FY2009 FY2010

4-6 7-9 10-12 1-3 4-6

Optional Service Basic Monthly Charge

5,780 5,930

1,460 1,580

4,320 4,350

FY2009 FY2010E

Note: Number of FLET’S Hikari includes B FLET’S and FLET’S Hikari Next provided by NTT East and B FLET’S, FLET’S Hikari Premium, FLET’S Hikari Mytown and FLET’S Hikari Next provided by NTT West. Please see page 23 regarding the calculation of ARPU.

14 Copyright (c) 2010 Nippon Telegraph and Telephone Corporation

Operation Data

Number of Subscribers for Fixed-Line Telephone Services

Number of subscribers

(Thousands)

60,000

41,094 40,194

39,307 38,330

40,000 37,447

5,545 5,386

5,241 5,092

4,955

20,000

35,549 34,807 34,066 33,238

32,493

0 2009.6 2009.9 2009.12 2010.3 2010.6

34,680

4,467

30,213

FY2010E

INS-Net

Telephone Subscriber Lines

Change from the preceding quarter

(Thousands) FY2009 FY2010 FY2009 FY2010E

4-6 7-9 10-12 1-3 4-6

Telephone (1) (812) (741) (741) (828) (745) (3,123) (3,024) Subscriber Lines

(2)

INS-Net (179) (159) (146) (149) (137) (632) (625)

Total (991) (900) (887) (977) (882) (3,755) (3,650)

(1) Number of Telephone Subscriber Lines is the total of individual lines and central station lines (Analog Lite Plan is included).

(2) In terms of number of channels, transmission rate and line use rate (base rate), INS-Net 1500 is in all cases roughly ten times greater than INS-Net 64. For this reason, one

INS-Net 1500 subscription is calculated as ten INS-Net 64 subscriptions (INS-Net 64 Lite Plan is included).

15 Copyright (c) 2010 Nippon Telegraph and Telephone Corporation

Operation Data

ARPU of Fixed-Line Telephone Services

(Yen)

3,100 3,000 2,900

2,800

NTT East NTT West

FY2009 FY2010

FY2009 FY2010E

4-6 7-9 10-12 1-3 4-6

Aggregate Fixed- East 3,000 2,990 2,990 2,960 2,940 2,980 2,930

Line (Telephone Subscriber Lines

+ INS-Net) * West 2,850 2,860 2,860 2,820 2,810 2,850 2,790

* Aggregate Fixed-Line ARPU (Telephone Subscriber Lines + INS-Net) is the weighted average value of Telephone Subscriber Lines ARPU and INS-Net ARPU. Please see page 23 regarding the calculation of ARPU.

16 Copyright (c) 2010 Nippon Telegraph and Telephone Corporation

Operation Data

Number of Subscribers for Mobile Phones

Number of subscribers

(1)

Mobile Total

(Thousands) FOMA (2)

% of FOMA Subscribers 60,000

55,436 56,082 56,515 54,864 55,186 53,203 54,162 51,258 52,045 50,246

50,000

40,000 94.9% 95.8%

92.9% 93.9%

91.6%

30,000 20,000 10,000

0

2009.6 2009.9 2009.12 2010.3 2010.6

57,450 56,220

97.9%

FY2010E

Change from the preceding quarter

(Thousands) FY2009 FY2010 FY2009 FY2010E

4-6 7-9 10-12 1-3 4-6

(1)

Mobile total 263 322 250 646 432 1,481 1,370

(2)

FOMA 1,206 1,012 787 1,158 959 4,163 3,020

(1) The number of communication module service subscribers is included in total mobile phone subscribers.

(2) Partial listing only

17 Copyright (c) 2010 Nippon Telegraph and Telephone Corporation

Operation Data

ARPU of Mobile Services

(Yen)

Voice ARPU Packet ARPU

8,000

7,000

6,000 5,440 5,420 5,470

5,190 5,350

5,060 5,110

5,000

4,000 3,010 2,970 3,030 2,680 2,900 2,550 2,590

3,000

2,000

2,430 2,450 2,440 2,470 2,510 2,450 2,560

1,000

0 FY2009 FY2010

FY2009 FY2010E

4-6 7-9 10-12 1-3 4-6

Voice ARPU 3,010 2,970 3,030 2,590 2,680 2,900 2,550 Packet ARPU 2,430 2,450 2,440 2,470 2,510 2,450 2,560

Note :Communication module service subscribers and the revenues thereof are not included in the calculation of mobile phone ARPU. Please see page 23 regarding the calculation of ARPU.

18 Copyright (c) 2010 Nippon Telegraph and Telephone Corporation

Appendices

Appendices

FY2010/1Q Details of Financial Results (Per Item)

Operating (Billions of yen)

Revenues [ year-on-year(4.0)]

Voice related

services revenues

(67.0) SI revenues and sales IP/packet Other revenues

of telecommunications equipment services communications revenues +15.2

Fixed voice +54.4

2,502.9 6.6

Mobile voice Telecommunications Fixed IP/packet

equipment

Systems Integration Mobile IP/packet 2,498.9

Fixed voice ::(44.8).8) Fixed IP/packet ::+31.0.0

Mobile voice ::(22.2).2) Mobile IP/packet ::+23.5.5

Systems Integration :: (8.9)(8.9)

FY2009/1Q Telecommunications equipment (Fixed-line)(Fixed-line) :: (0.7)(0.7) FY2010/1Q

Telecommunications equipment (Mobile) :: +3.0+3.0

Operating [year-on-year(17.9) ]

Expenses

(24.5) +2.2 (0.1)

2,177.1 +4.5 Personnel expenses Other expenses

Depreciation expenses Expenses for purchase

and loss on disposal of goods and services 2,159.3

of assets and other expenses

FY2009/1Q FY2010/1Q

19 Copyright (c) 2010 Nippon Telegraph and Telephone Corporation

Appendices

Details of Consolidated Balance Sheet

March 31, 2010 (Billions of yen) June 30, 2010

18,939.1

18,642.4

Assets Liabilities Assets Liabilities

18,939.1 9,168.2 18,642.4 8,795.9

(296.7) (372.3)

Interest-Bearing Debt Interest-Bearing Debt

4,491.7 4,537.5

+45.8

Liability for Employees’

Liability Retirement for Employees’ Benefits Depreciable Assets Retirement Benefits

Depreciable Assets 1,453.9

1,447.8 (property, plant and

(property, plant and +6.1

equipment) equipment)

8,665.6 8,565.0

(100.6)

Equity Equity

9,770.9 9,846.5

+75.7

Deferred Tax Assets Deferred Tax Assets

(non-current) Treasury Stock (non-current) Treasury Stock

828.9 (1,205.8) 840.3 (1,205.8)

+11.3 [(0.0)]

20 Copyright (c) 2010 Nippon Telegraph and Telephone Corporation

Appendices

Capital Investment

(Billions of yen)

2,128.9 2,145.1 1,987.1

1,960.0

Other

NTT DOCOMO (Consolidated)

446.9 455.2 450.6 NTT DATA (Consolidated)

NTT (Holding Company)

46.4 29.8 NTT Communications

64.1 391.6 NTT West

30.4 NTT East

153.1

163.8

151.2 140.9

4.8 37.6

4.5 9.4 38.8

29.0 18.4 5.1 36.8

12.4 17.4

85.8 15.3

87.5 72.1 81.0

97.8 107.0 120.8 81.8

FY2007/1Q FY2008/1Q FY2009/1Q FY2010/1Q

FY2007 FY2008 FY2009 FY2010E

21 Copyright (c) 2010 Nippon Telegraph and Telephone Corporation

Appendices

Consolidated and Main Subsidiaries' Financial Results for FY2010/1Q

(Billions of yen)

	NTT Consolidated (1) (U.S. GAAP)	NTT (Holding Company) Non-Consolidated (JPN GAAP)	NTT East Non-Consolidated (JPN GAAP)	NTT West Non-Consolidated (JPN GAAP)	NTT Com Non-Consolidated (JPN GAAP)	NTT DATA Consolidated (JPN GAAP)	NTT DOCOMO Consolidated (U.S. GAAP)
Operating Revenues	2,498.9	193.1	470.2	428.6	252.1	261.5	1,089.2
Change year-on-year	(4.0)	14.1	2.7	(7.1)	(15.4)	(7.8)	4.5
(% change)	(0.2)%	7.9%	0.6%	(1.6)%	(5.8)%	(2.9)%	0.4%
Operating Expenses	2,159.3	34.5	446.4	411.4	230.8	248.6	848.7
Change year-on-year	(17.9)	(2.1)	(9.2)	(18.3)	(11.0)	(4.0)	15.8
(% change)	(0.8)%	(5.8)%	(2.0)%	(4.3)%	(4.6)%	(1.6)%	1.9%
Operating Income	339.7	158.5	23.8	17.1	21.3	12.8	240.5
Change year-on-year	13.9	16.2	12.0	11.2	(4.3)	(3.7)	(11.3)
(% change)	4.3%	11.4%	101.2%	190.4%	(17.0)%	(22.5)%	(4.5)%
Income Before Income Taxes (2)	341.6	160.4	29.0	23.5	27.2	11.4	240.6
Change year-on-year	15.7	16.4	12.1	12.9	(4.0)	(3.6)	(6.9)
(% change)	4.8%	11.4%	72.0%	123.0%	(13.1)%	(24.3)%	(2.8)%
Net Income	155.9 (3)	158.1	18.0	17.9	15.7	5.8	142.2 (4)
Change year-on-year	16.4	15.5	4.2	8.8	(2.6)	(1.6)	(5.2)
(% change)	11.7%	10.9%	30.8%	96.4%	(14.4)%	(21.5)%	(3.5)%

(1) The number of consolidated subsidiaries is 550 and the number of companies accounted for under the equity method is 90.
(2) "Income Before Income Taxes" for NTT (Holding Company), NTT East, NTT West, NTT Communications and NTT DATA represent their recurring profits.
(3) "Net Income" for NTT Consolidated represents "Net income attributable to NTT, excluding noncontrolling interests."
(4) "Net Income" for NTT DOCOMO represents "Net income attributable to NTT DOCOMO, excluding noncontrolling interests."

—22—
Copyright (c) 2010 Nippon Telegraph and Telephone Corporation

Appendices

Calculation of ARPU

Average monthly revenue per unit, or ARPU, is used to measure average monthly operating revenues attributable to designated services on a per user basis. In the case of our fixed line business, ARPU is calculated by dividing revenue items included in the operating revenues of our Regional Communications Business, that is, telephone subscriber lines, INS-NET and FLET’S Hikari, by the number of active subscribers to the relevant services. In the case of our mobile business, ARPU is calculated by dividing revenue items included in the operating revenues from our Mobile Communications Business, such as revenues from Mobile (FOMA) services and revenues from Mobile (mova) services, which are incurred consistently each month (i.e., basic monthly charges and voice/packet communication charges), by the number of active subscribers to the relevant services. The calculation of these figures excludes revenues that are not representative of monthly average usage such as equipment sales, activation fees and universal service charges. We believe that our ARPU figures calculated in this way provide useful information regarding the monthly average usage of our subscribers. The revenue items included in the numerators of our ARPU figures are based on our financial results comprising our U.S. GAAP results of operations.

Notes :

(1) We compute the following four categories of ARPU for business conducted by each of NTT East and NTT West:

Aggregate Fixed Line ARPU (Telephone Subscriber Lines + INS-NET Subscriber Lines): Calculated based on revenues from monthly charges and call charges for Telephone Subscriber Lines and INS-NET Subscriber Lines, which are included in operating revenues from Voice Transmission Services (excluding IP Services), and revenues from FLET’S ADSL and FLET’S ISDN, which are included in operating revenues from IP Services.

Telephone Subscriber Lines ARPU: Calculated based on revenues from monthly charges and call charges for Telephone Subscriber Lines and revenues from FLET’S ADSL.

INS-NET Subscriber Lines ARPU: Calculated based on revenues from monthly charges and call charges for INS-NET Subscriber Lines and revenues from FLET’S ISDN.

FLET’S Hikari ARPU: Calculated based on revenues from FLET’S Hikari (including FLET’S Hikari optional services), which are included in operating revenues from IP Services, revenues from monthly charges, call charges and connection device charges for

Hikari Denwa, and revenues from FLET’S Hikari optional services, which are included in Supplementary Business revenues.

-FLET’S Hikari includes B FLET’S and FLET’S Hikari Next provided by NTT East, and B FLET’S, FLET’S Hikari Premium, FLET’S Hikari Mytown and FLET’S Hikari Next provided by NTT West.

(2) Revenues from interconnection charges are excluded from the calculation of Aggregate Fixed Line ARPU (Telephone Subscriber Lines + INS-NET Subscriber

Lines), Telephone Subscriber Lines ARPU, INS-NET Subscriber Lines ARPU, and FLET’S Hikari

ARPU.

(3) For purposes of calculating Aggregate Fixed Line ARPU (Telephone Subscriber Lines + INS-NET Subscriber Lines), Telephone Subscriber Lines ARPU and INS-NET Subscriber Lines ARPU, the number of subscribers is determined using the number of subscriptions for each service.

(4) In terms of number of channels, transmission rate, and line use rate (base rate), INS-Net 1500 is in all cases roughly ten times greater than INS-Net 64. For this reason, for the purpose of calculating Aggregate Fixed Line ARPU (Telephone Subscriber Lines + INS-

NET Subscriber Lines) and INS-NET Subscriber Lines ARPU, one INS-Net 1500 subscription is calculated as ten INS-Net 64 subscriptions.

(5) For purposes of calculating FLET’S Hikari ARPU, number of subscribers is determined based on number of FLET’S Hikari subscribers including B FLET’S and FLET’S Hikari Next provided by NTT East and B FLET’S, FLET’S Hikari Premium, FLET’S Hikari

Mytown and FLET’S Hikari Next provided by NTT West.

(6) We separately compute the following three categories of ARPU for mobile business conducted by NTT DOCOMO.

Mobile Aggregate ARPU (FOMA+mova) = Voice ARPU (FOMA+mova) + Packet ARPU (FOMA+mova).

-Our Voice ARPU (FOMA+mova) is based on operating revenues related to voice services, such as basic monthly charges and voice communication charges attributable to our FOMA and mova services, and our Packet ARPU (FOMA+mova) is based on operating revenues related to packet communication services, such as basic monthly charges and packet communication charges attributable to our FOMA services and based on operating revenues related to i-mode services, such as basic monthly charges and packet communication charges attributable to our mova services. i-mode ARPU (FOMA+mova), a subcomponent of Packet ARPU (FOMA+mova), is based on operating revenues from basic monthly charges and packet communication charges attributable to our i-mode-

related FOMA and mova services.

Mobile Aggregate ARPU (FOMA) = Voice ARPU (FOMA) + Packet ARPU (FOMA).

-Our Voice ARPU (FOMA) is based on operating revenues related to voice services, such as basic monthly charges and voice communication charges, and our Packet ARPU (FOMA) is based on operating revenues related to packet communication services, such as basic monthly charges and packet communication charges, in each case attributable to our FOMA services. i-mode ARPU (FOMA), a subcomponent of Packet ARPU (FOMA), is based on operating revenues from basic monthly charges and packet communication charges attributable to our i-mode-related FOMA services.

Mobile Aggregate ARPU (mova) = Voice ARPU (mova) + i-mode ARPU (mova).

-Our Voice ARPU (mova) is based on operating revenues related to voice services, such as basic monthly charges and voice communication charges, and our i-mode ARPU (mova) is based on operating revenues related to i-mode services, such as basic monthly charges and packet communication charges, in each case attributable to our mova services.

(7) We show ARPU for our i-mode using two aggregate measures.

-i-mode ARPU (FOMA+mova, FOMA and mova) is based on the number of all subscriptions for FOMA+mova, FOMA and mova, regardless of whether the i-mode service is activated.

-ARPU generated purely from i-mode (FOMA+mova, FOMA and mova) is based on the number of active subscribers to the i-mode service only.

(8) Communications module service subscribers and the revenues therefrom are not included in the calculations of Mobile Aggregate ARPU.

(9) Number of active subscribers used in the ARPU calculation of NTT East and NTT West are as below.

-1Q Results: Sum of number of active subscribers** (as defined below) for each month from Apr. to Jun.

-2Q Results: Sum of number of active subscribers** for each month from Jul. to Sept.

-3Q Results: Sum of number of active subscribers** for each month from Oct. to Dec.

-4Q Results: Sum of number of active subscribers** for each month from Jan. to Mar.

-FY Results : Sum of number of active subscribers** for each month from Apr. to Mar.

-FY Forecast : the average expected active number of subscribers (number of subscribers at end of previous Mar. + number of expected subscribers at end of the following Mar.)/2×12

(10) Number of active subscribers used in the ARPU calculation of NTT DOCOMO are as below.

-1Q Results: Sum of number of active subscribers** (as defined below) for each month from Apr. to Jun.

-2Q Results: Sum of number of active subscribers** for each month from Jul. to Sept.

-3Q Results: Sum of number of active subscribers** for each month from Oct. to Dec.

-4Q Results: Sum of number of active subscribers** for each month from Jan. to Mar.

-FY Results/FY Forecast: Sum of number of active subscribers** for each month from Apr. to Mar.

**active subscribers = (number of subscribers at end of previous month + number of subscribers at end of the current month)/2

23 Copyright (c) 2010 Nippon Telegraph and Telephone Corporation

August 5, 2010

FOR IMMEDIATE RELEASE

Financial Statements for the Three Months Ended June 30, 2010

The results of Nippon Telegraph and Telephone East Corporation (NTT East) for the three months ended June 30, 2010 are presented in the following attachments.

(Attachments)

1.	Non-Consolidated Comparative Balance Sheets

2.	Non-Consolidated Comparative Statements of Income

3.	Business Results (Non-Consolidated Operating Revenues)

4.	Non-Consolidated Comparative Statements of Cash Flows

For inquiries, please contact:

Mr. Hiroshi Niitsu or Mr. Takayuki Arita

Accounting Section, Finance Division

Nippon Telegraph and Telephone East Corporation

Tel: +81-3-5359-3331

E-mail: kessan_info@sinoa.east.ntt.co.jp

1. Non-Consolidated Comparative Balance Sheets

(Based on accounting principles generally accepted in Japan)

	(Millions of yen)
	March 31, 2010	June 30, 2010	Increase (Decrease)
ASSETS
Fixed assets:
Fixed assets - telecommunications businesses
Property, plant and equipment
Machinery and equipment	536,644	528,645	(7,999)
Antenna facilities	6,068	5,958	(110)
Terminal equipment	83,337	81,281	(2,055)
Local line facilities	807,620	806,044	(1,576)
Long-distance line facilities	4,764	4,470	(294)
Engineering facilities	636,588	632,687	(3,900)
Submarine line facilities	1,722	1,625	(96)
Buildings	487,827	480,758	(7,068)
Construction in progress	29,150	30,332	1,181
Other	261,842	258,673	(3,169)
Total property, plant and equipment	2,855,567	2,830,478	(25,089)
Intangible fixed assets	103,461	101,985	(1,476)
Total fixed assets - telecommunications businesses	2,959,029	2,932,463	(26,566)
Investments and other assets
Other investments and assets	271,691	269,512	(2,178)
Allowance for doubtful accounts	(1,425)	(1,157)	267
Total investments and other assets	270,266	268,355	(1,910)
Total fixed assets	3,229,295	3,200,819	(28,476)

Current assets:
Cash and bank deposits	138,155	77,267	(60,888)
Notes receivable	68	73	4
Accounts receivable, trade	293,993	267,979	(26,014)
Supplies	35,496	35,323	(172)
Other current assets	45,982	102,076	56,094
Allowance for doubtful accounts	(2,748)	(2,708)	39
Total current assets	510,947	480,011	(30,936)

TOTAL ASSETS	3,740,243	3,680,830	(59,413)

	(Millions of yen)
	March 31, 2010	June 30, 2010	Increase (Decrease)
LIABILITIES
Long-term liabilities:
Long-term borrowings from parent company	758,743	740,425	(18,317)
Liability for employees’ retirement benefits	280,650	279,651	(998)
Reserve for unused telephone cards	15,397	14,843	(553)
Asset retirement obligations	—	699	699
Other long-term liabilities	12,930	12,108	(821)
Total long-term liabilities	1,067,721	1,047,729	(19,991)
Current liabilities:
Current portion of long-term borrowings from parent company	90,595	108,545	17,950
Accounts payable, trade	95,670	56,432	(39,238)
Accrued taxes on income	8,143	4,383 *	(3,759)
Other current liabilities	366,885	368,068	1,183
Total current liabilities	561,294	537,429	(23,864)

TOTAL LIABILITIES	1,629,015	1,585,159	(43,856)

NET ASSETS
Shareholders’ equity:
Common stock	335,000	335,000	—
Capital surplus	1,499,726	1,499,726	—
Earned surplus	276,505	261,055	(15,450)
Total shareholders’ equity	2,111,231	2,095,781	(15,450)
Unrealized gains (losses), translation adjustments, and others:
Net unrealized gains (losses) on securities	(4)	(111)	(106)
Total unrealized gains (losses), translation adjustments, and others	(4)	(111)	(106)

TOTAL NET ASSETS	2,111,227	2,095,670	(15,556)

TOTAL LIABILITIES AND NET ASSETS	3,740,243	3,680,830	(59,413)

Note:	*NTT East participates in a consolidated tax return system, which has been adopted by NTT (Holding Company) and its wholly-owned subsidiaries in Japan. However, except for a portion of the calculation of taxes, income taxes have not been calculated on a consolidated basis in the quarterly financial statements.

2. Non-Consolidated Comparative Statements of Income

(Based on accounting principles generally accepted in Japan)

	(Millions of yen)
	Three months ended June 30, 2009		Three months ended June 30, 2010		Increase (Decrease)	Year ended March 31, 2010
Telecommunications businesses:
Operating revenues	442,139		441,247		(891)	1,790,369
Operating expenses	430,408		418,778		(11,629)	1,746,500
Operating income from telecommunications businesses	11,731		22,469		10,738	43,868

Supplementary businesses:
Operating revenues	25,392		29,020		3,627	138,283
Operating expenses	25,262		27,628		2,365	134,518
Operating income from supplementary businesses	129		1,391		1,261	3,765
Operating income	11,860		23,861		12,000	47,634

Non-operating revenues:
Interest income	7		39		31	46
Dividends received	411		234		(177)	3,814
Lease and rental income	12,819		11,662		(1,157)	54,519
Miscellaneous income	843		1,699		855	3,253
Total non-operating revenues	14,082		13,634		(447)	61,633

Non-operating expenses:
Interest expenses	2,845		2,822		(23)	11,451
Lease and rental expenses	5,232		4,989		(243)	21,417
Miscellaneous expenses	959		608		(351)	4,648
Total non-operating expenses	9,037		8,420		(617)	37,517
Recurring profit	16,905		29,075		12,170	71,750
Special profits	4,604		—		(4,604)	9,829
Income before income taxes	21,509		29,075		7,566	81,580
Income taxes	7,710	*	11,025	*	3,315	31,031
Net income	13,798		18,049		4,251	50,549

Note:	*NTT East participates in a consolidated tax return system, which has been adopted by NTT (Holding Company) and its wholly-owned subsidiaries in Japan. However, except for a portion of the calculation of taxes, income taxes have not been calculated on a consolidated basis in the quarterly financial statements.

3. Business Results (Non-Consolidated Operating Revenues)

(Based on accounting principles generally accepted in Japan)

	(Millions of yen)
	Three months ended June 30, 2009	Three months ended June 30, 2010	Increase (Decrease)	Percent Increase (Decrease)	Year ended March 31, 2010
Voice transmission services revenues (excluding IP services revenues)	211,312	191,970	(19,341)	(9.2)	816,170
Monthly charge revenues*	145,244	131,613	(13,630)	(9.4)	562,912
Call rates revenues*	22,374	18,799	(3,574)	(16.0)	84,126
Interconnection call revenues*	26,342	25,711	(630)	(2.4)	101,115
IP services revenues	153,475	175,040	21,565	14.1	645,510
Leased circuit services revenues (excluding IP services revenues)	39,713	37,949	(1,764)	(4.4)	154,574
Telegram services revenues	5,715	5,353	(362)	(6.3)	20,671
Other telecommunications services revenues	31,922	30,934	(988)	(3.1)	153,442

Telecommunications total revenues	442,139	441,247	(891)	(0.2)	1,790,369

Supplementary business total revenues	25,392	29,020	3,627	14.3	138,283

Total operating revenues	467,531	470,268	2,736	0.6	1,928,653

*	Partial listing only

4. Non-Consolidated Comparative Statements of Cash Flows

(Based on accounting principles generally accepted in Japan)

	(Millions of yen)
	Three months ended June 30, 2009	Three months ended June 30, 2010	Increase (Decrease)	Year ended March 31, 2010
Cash flows from operating activities:
Income before income taxes	21,509	29,075	7,566	81,580
Depreciation and amortization	102,696	102,112	(583)	409,107
Loss on disposal of property, plant and equipment	5,114	4,699	(414)	22,817
Gains on sales of fixed assets	(4,604)	—	4,604	(9,829)
Increase (decrease) in liability for employees’ retirement benefits	1,471	(998)	(2,469)	(4,819)
(Increase) decrease in accounts receivable	27,852	27,788	(63)	2,204
(Increase) decrease in inventories	(3,210)	(139)	3,070	1,918
Increase (decrease) in accounts payable and accrued expenses	(59,676)	(87,089)	(27,413)	(3,536)
Increase (decrease) in accrued consumption tax	1,283	3,121	1,838	809
Other	11,178	20,212	9,033	50,044

Sub-total	103,614	98,781	(4,832)	550,296
Interest and dividends received	419	272	(146)	3,856
Interest paid	(2,642)	(2,629)	12	(11,420)
Income taxes received (paid)	(943)	(6,924)	(5,981)	(24,929)

Net cash provided by (used in) operating activities	100,448	89,500	(10,948)	517,802
Cash flows from investing activities:
Payments for property, plant and equipment	(136,054)	(102,683)	33,370	(451,531)
Proceeds from sale of property, plant and equipment	5,483	1,153	(4,329)	12,674
Payments for purchase of investment securities	(0)	—	0	(2,215)
Proceeds from sale of investment securities	240	2,040	1,799	353
Other	295	(15)	(311)	2,025

Net cash provided by (used in) investing activities	(130,035)	(99,505)	30,529	(438,693)
Cash flows from financing activities:
Proceeds from issuance of long-term debt	150,000	—	(150,000)	200,000
Payments for settlement of long-term debt	(90,315)	(367)	89,947	(105,809)
Net increase (decrease) in short-term borrowings	(39,992)	15,999	55,992	(125,000)
Payments for settlement of lease obligations	(194)	(747)	(553)	(2,706)
Dividends paid	(33,500)	(33,500)	—	(33,500)

Net cash provided by (used in) financing activities	(14,002)	(18,615)	(4,613)	(67,015)
Net increase (decrease) in cash and cash equivalents	(43,588)	(28,621)	14,967	12,093
Cash and cash equivalents at beginning of period	132,671	144,764	12,093	132,671

Cash and cash equivalents at end of period	89,082	116,143	27,060	144,764

August 5, 2010

FOR IMMEDIATE RELEASE

Financial Statements for the Three Months Ended June 30, 2010

The results of Nippon Telegraph and Telephone West Corporation (NTT West) for the three months ended June 30, 2010 are presented in the following attachments.

(Attachments)

1.	Non-Consolidated Comparative Balance Sheets

2.	Non-Consolidated Comparative Statements of Income

3.	Business Results (Non-Consolidated Operating Revenues)

4.	Non-Consolidated Comparative Statements of Cash Flows

For inquiries, please contact:

Mr. Toshiya Katayama or Mr. Takehisa Maegawa

Accounting Section, Finance Division

Nippon Telegraph and Telephone West Corporation

Tel: 06-4793-3141

E-mail: kessan-info@west.ntt.co.jp

1. Non-Consolidated Comparative Balance Sheets

(Based on accounting principles generally accepted in Japan)

	(Millions of yen)
	March 31, 2010	June 30, 2010	Increase (Decrease)
ASSETS
Fixed assets:
Fixed assets - telecommunications businesses
Property, plant and equipment
Machinery and equipment	521,075	518,934	(2,140)
Antenna facilities	8,466	8,290	(175)
Terminal equipment	20,813	21,076	262
Local line facilities	838,843	836,634	(2,208)
Long-distance line facilities	3,551	3,384	(166)
Engineering facilities	586,802	583,947	(2,855)
Submarine line facilities	2,396	2,261	(134)
Buildings	432,441	431,152	(1,288)
Construction in progress	32,574	28,508	(4,065)
Other	236,439	233,118	(3,321)
Total property, plant and equipment	2,683,403	2,667,309	(16,093)
Intangible fixed assets	96,688	91,903	(4,784)
Total fixed assets - telecommunications businesses	2,780,091	2,759,213	(20,878)
Investments and other assets
Other investments and assets	205,022	204,739	(282)
Allowance for doubtful accounts	(516)	(415)	100
Total investments and other assets	204,505	204,324	(181)
Total fixed assets	2,984,597	2,963,537	(21,060)

Current assets:
Cash and bank deposits	124,065	75,360	(48,705)
Notes receivable	17	2,783	2,765
Accounts receivable, trade	280,946	241,773	(39,172)
Supplies	24,102	24,985	883
Other current assets	46,149	67,936	21,787
Allowance for doubtful accounts	(2,399)	(2,207)	191
Total current assets	472,882	410,631	(62,251)

TOTAL ASSETS	3,457,479	3,374,168	(83,311)

	(Millions of yen)
	March 31, 2010	June 30, 2010	Increase (Decrease)
LIABILITIES
Long-term liabilities:
Long-term borrowings from parent company	966,527	936,208	(30,318)
Liability for employees’ retirement benefits	296,001	292,442	(3,558)
Reserve for unused telephone cards	14,560	14,036	(523)
Asset retirement obligations	—	308	308
Other long-term liabilities	18,060	17,418	(642)
Total long-term liabilities	1,295,149	1,260,415	(34,734)
Current liabilities:
Current portion of long-term borrowings from parent company	151,170	181,170	30,000
Accounts payable, trade	84,546	51,902	(32,643)
Accrued taxes on income*	1,093	594 *	(499)
Other current liabilities	417,879	379,606	(38,273)
Total current liabilities	654,690	613,274	(41,415)

TOTAL LIABILITIES	1,949,839	1,873,689	(76,150)

NET ASSETS
Shareholders’ equity:
Common stock	312,000	312,000	—
Capital surplus	1,170,054	1,170,054	—
Earned surplus	25,529	18,496	(7,033)
Total shareholders’ equity	1,507,583	1,500,550	(7,033)
Unrealized gains (losses), translation adjustments, and others:
Net unrealized gains (losses) on securities	56	(70)	(127)
Total unrealized gains (losses), translation adjustments, and others	56	(70)	(127)

TOTAL NET ASSETS	1,507,640	1,500,479	(7,160)

TOTAL LIABILITIES AND NET ASSETS	3,457,479	3,374,168	(83,311)

Note:	*NTT West participates in a consolidated tax return system, which has been adopted by NTT (Holding Company) and its wholly-owned subsidiaries in Japan. However, except for a portion of the calculation of taxes, income taxes have not been calculated on a consolidated basis in the quarterly financial statements.

2. Non-Consolidated Comparative Statements of Income

(Based on accounting principles generally accepted in Japan)

	(Millions of yen)
	Three months ended June 30, 2009		Three months ended June 30, 2010		Increase (Decrease)	Year ended March 31, 2010
Telecommunications businesses:
Operating revenues	406,151		399,658		(6,493)	1,622,163
Operating expenses	400,016		383,651		(16,364)	1,597,993
Operating income from telecommunications businesses	6,135		16,007		9,871	24,169

Supplementary businesses:
Operating revenues	29,600		28,981		(619)	158,658
Operating expenses	29,818		27,804		(2,014)	164,352
Operating income (losses) from supplementary businesses	(218)		1,176		1,394	(5,693)
Operating income	5,917		17,184		11,266	18,475

Non-operating revenues:
Interest income	2		1		(0)	9
Dividends received	1,420		2,135		715	1,434
Lease and rental income	10,483		11,221		737	40,730
Miscellaneous income	1,485		992		(492)	8,988
Total non-operating revenues	13,392		14,351		959	51,163

Non-operating expenses:
Interest expenses	4,330		4,081		(249)	17,225
Lease and rental expenses	3,611		3,297		(313)	15,695
Miscellaneous expenses	823		648		(175)	6,379
Total non-operating expenses	8,766		8,027		(738)	39,300
Recurring profit	10,543		23,508		12,964	30,338

Income before income taxes	10,543		23,508		12,964	30,338
Income taxes*	1,393	*	5,538	*	4,144	5,494
Net income	9,150		17,970		8,820	24,844

Note:	*NTT West participates in a consolidated tax return system, which has been adopted by NTT (Holding Company) and its wholly-owned subsidiaries in Japan. However, except for a portion of the calculation of taxes, income taxes have not been calculated on a consolidated basis in the quarterly financial statements.

3. Business Results (Non-Consolidated Operating Revenues)

(Based on accounting principles generally accepted in Japan)

	(Millions of yen)
	Three months ended June 30, 2009	Three months ended June 30, 2010	Increase (Decrease)	Percent Increase (Decrease)	Year ended March 31, 2010
Voice transmission services revenues (excluding IP services revenues)	206,688	188,477	(18,211)	(8.8)	798,161
Monthly charge revenues*	141,892	129,434	(12,458)	(8.8)	550,982
Call rates revenues*	20,018	16,510	(3,507)	(17.5)	74,949
Interconnection call revenues*	28,738	28,121	(616)	(2.1)	110,527
IP services revenues	124,978	140,362	15,383	12.3	525,558
Leased circuit services revenues (excluding IP services revenues)	35,522	33,726	(1,796)	(5.1)	140,428
Telegram services revenues	6,470	5,940	(530)	(8.2)	24,195
Other telecommunications services revenues	32,490	31,152	(1,337)	(4.1)	133,818

Telecommunications total revenues	406,151	399,658	(6,493)	(1.6)	1,622,163

Supplementary business total revenues	29,600	28,981	(619)	(2.1)	158,658

Total operating revenues	435,752	428,639	(7,112)	(1.6)	1,780,821

*	Partial listing only

4. Non-Consolidated Comparative Statements of Cash Flows

(Based on accounting principles generally accepted in Japan)

	(Millions of yen)
	Three months ended June 30, 2009	Three months ended June 30, 2010	Increase (Decrease)	Year ended March 31, 2010
Cash flows from operating activities:
Income before income taxes	10,543	23,508	12,964	30,338
Depreciation and amortization	99,747	94,964	(4,782)	394,191
Loss on disposal of property, plant and equipment	3,636	4,235	598	20,997
Increase (decrease) in liability for employees’ retirement benefits	269	(3,558)	(3,828)	(8,695)
(Increase) decrease in accounts receivable	36,230	36,810	579	3,677
(Increase) decrease in inventories	234	(3,245)	(3,480)	3,810
Increase (decrease) in accounts payable and accrued expenses	(78,689)	(94,037)	(15,347)	(1,339)
Increase (decrease) in accrued consumption tax	2,664	1,463	(1,200)	1,498
Other	8,756	3,082	(5,674)	45,202

Sub-total	83,393	63,223	(20,170)	489,681
Interest and dividends received	1,422	2,137	715	1,445
Interest paid	(5,023)	(4,451)	571	(17,766)
Income taxes received (paid)	627	(203)	(830)	2,578

Net cash provided by (used in) operating activities	80,419	60,705	(19,714)	475,938

Cash flows from investing activities:
Payments for property, plant and equipment	(111,209)	(110,893)	315	(385,574)
Proceeds from sale of property, plant and equipment	253	810	556	2,456
Payments for purchase of investment securities	(349)	—	349	(429)
Proceeds from sale of investment securities	424	6	(417)	450
Other	520	150	(369)	494

Net cash provided by (used in) investing activities	(110,360)	(109,926)	434	(382,603)

Cash flows from financing activities:
Proceeds from issuance of long-term debt	80,000	20,000	(60,000)	140,000
Payments for settlement of long-term debt	(78,250)	(20,318)	57,931	(158,333)
Net increase (decrease) in short-term borrowings	29,996	22,997	(6,998)	(25,994)
Payments for settlement of lease obligations	(7,181)	(446)	6,735	(8,951)
Dividends paid	(13,004)	(25,003)	(11,999)	(13,004)

Net cash provided by (used in) financing activities	11,560	(2,770)	(14,331)	(66,283)
Net increase (decrease) in cash and cash equivalents	(18,379)	(51,991)	(33,611)	27,051
Cash and cash equivalents at beginning of period	106,470	133,522	27,051	106,470

Cash and cash equivalents at end of period	88,091	81,530	(6,560)	133,522

August 5, 2010

FOR IMMEDIATE RELEASE

NTT Com Announces Financial Results for the Three Months Ended June 30, 2010

TOKYO, JAPAN — NTT Communications Corporation (NTT Com) announced today its financial results for the three months ended June 30, 2010. Please see the following attachments for further details:

I.	Non-Consolidated Comparative Balance Sheets

II.	Non-Consolidated Comparative Statements of Income

III.	Business Results (Non-Consolidated Operating Revenues)

IV.	Non-Consolidated Comparative Statements of Cash Flows

#     #     #

About NTT Communications Corporation

NTT Communications provides a broad range of global networks, management solutions and IT services to customers worldwide. The company is renowned for reliable, high-quality security, hosting, voice, data and IP services, as well as expertise in managed networks and leadership in IPv6 transit technology. NTT Communications’ extensive infrastructure includes Arcstar™ Global IP-VPN and Global e-VLAN, as well as a Tier-1 IP backbone reaching more than 150 countries in partnership with major Internet service providers, and secure data centers in Asia, North America and Europe. NTT Communications is the wholly-owned subsidiary of Nippon Telegraph and Telephone Corporation, one of the world’s largest telecoms with listings on the Tokyo, London and New York stock exchanges. Please visit www.ntt.com/index-e.html.

For more information

(Ms.) Naomi Komoda or (Mr.) Takashi Ikai

Accounts and Finance Department, NTT Communications

Tel: +81 3 6700 4311

Email: info-af@ntt.com

I. Non-Consolidated Comparative Balance Sheets

(Based on accounting principles generally accepted in Japan)

	(Millions of yen)
	March 31, 2010	June 30, 2010	Increase (Decrease)
ASSETS
Fixed assets:
Fixed assets - telecommunications businesses
Property, plant and equipment
Machinery and equipment	145,984	142,575	(3,408)
Antenna facilities	1,756	1,732	(24)
Terminal equipment	1,180	1,176	(4)
Local line facilities	797	776	(21)
Long-distance line facilities	8,728	8,580	(147)
Engineering facilities	56,876	56,418	(458)
Submarine line facilities	14,029	13,225	(803)
Buildings	126,148	127,282	1,134
Construction in progress	15,428	10,860	(4,568)
Other	85,626	84,314	(1,312)
Total property, plant and equipment	456,557	446,942	(9,615)
Intangible fixed assets	82,188	77,548	(4,639)
Total fixed assets - telecommunications businesses	538,746	524,491	(14,255)
Investments and other assets
Investments in subsidiaries and affiliated companies	167,860	170,913	3,052
Other investments and assets	179,436	170,404	(9,032)
Allowance for doubtful accounts	(294)	(277)	16
Total investments and other assets	347,003	341,039	(5,963)
Total fixed assets	885,749	865,531	(20,218)

Current assets:
Cash and bank deposits	42,673	43,635	961
Notes receivable	59	338	278
Accounts receivable, trade	192,761	163,901	(28,859)
Supplies	6,576	6,456	(120)
Other current assets	45,594	42,995	(2,598)
Allowance for doubtful accounts	(1,633)	(1,415)	218
Total current assets	286,031	255,911	(30,119)

TOTAL ASSETS	1,171,781	1,121,442	(50,338)

	(Millions of yen)
	March 31, 2010	June 30, 2010		Increase (Decrease)
LIABILITIES
Long-term liabilities:
Long-term borrowings from parent company	144,383	144,270		(113)
Liability for employees’ retirement benefits	76,841	77,573		731
Reserve for point services	3,377	3,702		324
Reserve for unused telephone cards	6,442	6,211		(231)
Asset retirement obligations	—	596		596
Other long-term liabilities	25,126	16,585		(8,541)
Total long-term liabilities	256,172	248,938		(7,234)
Current liabilities:
Current portion of long-term borrowings from parent company	44,337	44,337		—
Accounts payable, trade	27,289	14,731		(12,558)
Short-term borrowings	374	398		24
Accounts payable, other	181,152	154,706		(26,445)
Accrued taxes on income	828	404	*	(424)
Allowance for losses on construction	285	—		(285)
Asset retirement obligations	—	33		33
Other current liabilities	23,957	25,201		1,243
Total current liabilities	278,227	239,815		(38,411)

TOTAL LIABILITIES	534,400	488,754		(45,645)

NET ASSETS
Shareholders’ equity:
Common stock	211,763	211,763		—
Capital surplus	131,615	131,615		—
Earned surplus	259,058	259,780		721
Total shareholders’ equity	602,437	603,159		721
Unrealized gains (losses), translation adjustments, and others:
Net unrealized gains (losses) on securities	35,057	29,529		(5,528)
Deferred gains or losses on hedges	(113)	—		113
Total unrealized gains (losses), translation adjustments, and others	34,943	29,529		(5,414)

TOTAL NET ASSETS	637,381	632,688		(4,692)

TOTAL LIABILITIES AND NET ASSETS	1,171,781	1,121,442		(50,338)

Note:	*NTT Com participates in a consolidated tax return system, which has been adopted by NTT (Holding Company) and its wholly-owned subsidiaries in Japan. However, except for a portion of the calculation of taxes, income taxes have not been calculated on a consolidated basis in the quarterly financial statements.

II. Non-Consolidated Comparative Statements of Income

(Based on accounting principles generally accepted in Japan)

	(Millions of yen)
	Three months ended June 30, 2009		Three months ended June 30, 2010		Increase (Decrease)	Year ended March 31, 2010
Telecommunications businesses:
Operating revenues	228,932		218,710		(10,222)	908,160
Operating expenses	202,501		197,018		(5,482)	807,966
Operating income from telecommunications businesses	26,431		21,691		(4,739)	100,193

Supplementary businesses:
Operating revenues	38,637		33,450		(5,187)	171,108
Operating expenses	39,354		33,789		(5,565)	173,787
Operating losses from supplementary businesses	(717)		(339)		377	(2,679)
Operating income	25,714		21,352		(4,361)	97,513

Non-operating revenues:
Interest income	34		17		(16)	72
Dividends received	4,699		5,557		858	7,903
Lease and rental income	3,703		3,500		(202)	14,430
Miscellaneous income	706		503		(202)	2,679
Total non-operating revenues	9,143		9,580		437	25,085

Non-operating expenses:
Interest expenses	1,366		757		(608)	4,173
Lease and rental expenses	1,935		1,998		62	8,761
Miscellaneous expenses	251		961		709	1,138
Total non-operating expenses	3,553		3,716		163	14,072
Recurring profit	31,303		27,216		(4,087)	108,526

Income before income taxes	31,303		27,216		(4,087)	108,526
Income taxes	12,932	*	11,493	*	(1,438)	47,831
Net income	18,371		15,722		(2,648)	60,695

Note:	*NTT Com participates in a consolidated tax return system, which has been adopted by NTT (Holding Company) and its wholly-owned subsidiaries in Japan. However, except for a portion of the calculation of taxes, income taxes have not been calculated on a consolidated basis in the quarterly financial statements.

III. Business Results (Non-Consolidated Operating Revenues)

(Based on accounting principles generally accepted in Japan)

	(Millions of yen)
	Three months ended June 30, 2009	Three months ended June 30, 2010	Increase (Decrease)	Percent Increase (Decrease)	Year ended March 31, 2010
Voice transmission services revenues (excluding IP services revenues)	96,769	89,654	(7,115)	(7.4)	378,944
IP services revenues	90,958	90,434	(523)	(0.6)	364,871
Open computer network services revenues*	40,244	40,757	512	1.3	163,121
IP-Virtual private network services revenues*	20,003	18,827	(1,175)	(5.9)	78,092
Wide-Area Ethernet services revenues*	14,568	14,090	(478)	(3.3)	57,678
Data communications revenues (excluding IP services revenues)	30,870	28,110	(2,759)	(8.9)	120,154
Leased circuit services revenues*	22,482	21,190	(1,291)	(5.7)	88,571
Solution services revenues	42,220	37,335	(4,885)	(11.6)	186,539
Others	6,751	6,626	(125)	(1.9)	28,759

Total operating revenues	267,570	252,160	(15,409)	(5.8)	1,079,268

* Partial listing only

IV. Non-Consolidated Comparative Statements of Cash Flows

(Based on accounting principles generally accepted in Japan)

	(Millions of yen)
	Three months ended June 30, 2009	Three months ended June 30, 2010	Increase (Decrease)	Year ended March 31, 2010
Cash flows from operating activities:
Income before income taxes	31,303	27,216	(4,087)	108,526
Depreciation and amortization	29,524	28,922	(601)	118,448
Loss on disposal of property, plant and equipment	603	777	174	6,507
Gains on sales of fixed assets	(31)	(0)	31	(247)
Increase (decrease) in allowance for doubtful accounts	(136)	(234)	(98)	317
Increase (decrease) in liability for employees’ retirement benefits	990	731	(259)	3,917
(Increase) decrease in accounts receivable	18,049	27,204	9,154	591
(Increase) decrease in inventories	(421)	(579)	(158)	762
Increase (decrease) in accounts payable and accrued expenses	(24,862)	(26,884)	(2,021)	(653)
Increase (decrease) in accrued consumption tax	2,733	461	(2,271)	2,052
Other	(3,241)	(3,458)	(217)	(4,100)

Sub-total	54,511	54,155	(356)	236,122
Interest and dividends received	4,733	5,574	841	7,975
Interest paid	(1,055)	(294)	760	(4,822)
Income taxes received (paid)	(915)	(744)	171	14,544

Net cash provided by (used in) operating activities	57,273	58,690	1,416	253,818

Cash flows from investing activities:
Payments for property, plant and equipment	(41,380)	(38,993)	2,386	(112,670)
Proceeds from sale of property, plant and equipment	497	321	(175)	1,004
Payments for purchase of investment securities	(702)	(19,320)	(18,618)	(27,177)
Proceeds from sale of investment securities	0	10,246	10,246	15
Proceeds from long-term loans receivable	—	—	—	112
Other	(1,552)	(376)	1,175	(3,276)

Net cash provided by (used in) investing activities	(43,137)	(48,122)	(4,985)	(141,992)

Cash flows from financing activities:
Payments for settlement of long-term debt	(27,814)	(113)	27,701	(122,121)
Net increase (decrease) in short-term borrowings	—	12	12	374
Payments for settlement of lease obligations	(1,253)	(1,144)	108	(7,388)
Dividends paid	(15,000)	(15,000)	—	(15,000)

Net cash provided by (used in) financing activities	(44,068)	(16,245)	27,822	(144,135)

Effect of exchange rate changes on cash and cash equivalents	(102)	(157)	(55)	(14)
Net increase (decrease) in cash and cash equivalents	(30,033)	(5,835)	24,198	(32,322)
Cash and cash equivalents at beginning of period	93,077	60,755	(32,322)	93,077

Cash and cash equivalents at end of period	63,043	54,919	(8,123)	60,755

August 5, 2010

Nippon Telegraph and Telephone Corporation

Supplementary Data for

the Three Months Ended June 30, 2010

The projected figures concerning the future performance of NTT and its subsidiaries and affiliates contained herein are based on a series of assumptions, projections, estimates, judgments and beliefs of the management of NTT in light of information currently available to it regarding NTT, the economy and telecommunications industry in Japan and overseas, and other factors. These projections and estimates may be affected by the future business operations of NTT and its subsidiaries and affiliates, the state of the economy in Japan and abroad, possible fluctuations in the securities markets, the pricing of services, the effects of competition, the performance of new products, services and new businesses, changes to laws and regulations affecting the telecommunications industry in Japan and elsewhere, other changes in circumstances that could cause actual results to differ materially from the forecasts contained herein, as well as other risks included in NTT’s most recent Annual Report on Form 20-F and other filings and submissions with the United States Securities and Exchange Commission.

1.	Number of Subscribers

	(in thousands except for Public Telephones)
	A As of Mar. 31, 2010	B As of Jun. 30, 2010			C As of Mar. 31, 2011 (Forecast)
		D				E
			Change	Progress		Change
			B-A	D/E		C-A
Telephone Subscriber Lines	33,238	32,493	(745)	24.6%	30,213	(3,024)
NTT East	16,394	16,022	(371)	24.6%	14,884	(1,510)
NTT West	16,844	16,470	(374)	24.7%	15,330	(1,514)
INS-Net	5,092	4,955	(137)	22.0%	4,467	(625)
NTT East	2,646	2,573	(73)	21.6%	2,306	(340)
NTT West	2,446	2,382	(64)	22.4%	2,160	(285)
INS-Net 64	4,648	4,523	(125)	21.9%	4,075	(573)
NTT East	2,361	2,295	(66)	21.2%	2,050	(311)
NTT West	2,287	2,227	(59)	22.7%	2,025	(262)
INS-Net 1500	44	43	(1)	22.9%	39	(5)
NTT East	29	28	(1)	25.8%	26	(3)
NTT West	16	15	(0)	19.2%	14	(2)
Telephone Subscriber Lines + INS-Net	38,330	37,447	(882)	24.2%	34,680	(3,650)
NTT East	19,040	18,595	(445)	24.0%	17,190	(1,850)
NTT West	19,290	18,852	(438)	24.3%	17,490	(1,800)
Public Telephones	283,161	276,013	(7,148)	27.5%	257,161	(26,000)
NTT East	137,992	134,737	(3,255)	32.6%	127,992	(10,000)
NTT West	145,169	141,276	(3,893)	24.3%	129,169	(16,000)
FLET’S ISDN	241	227	(14)	24.5%	185	(56)
NTT East	119	112	(7)	20.2%	86	(33)
NTT West	122	115	(7)	30.5%	98	(23)
FLET’S ADSL	3,381	3,253	(129)	22.2%	2,802	(579)
NTT East	1,700	1,628	(72)	20.5%	1,350	(350)
NTT West	1,681	1,625	(57)	24.7%	1,452	(229)
FLET’S Hikari	13,251	13,839	588	28.0%	15,351	2,100
NTT East	7,533	7,873	339	27.1%	8,783	1,250
NTT West	5,718	5,967	249	29.3%	6,568	850
FLET’S Hikari Next*	2,210	2,817	607	21.7%	5,010	2,800
NTT East	1,642	2,017	376	19.8%	3,542	1,900
NTT West	568	800	231	25.7%	1,468	900
Hikari Denwa	10,142	10,648	506	24.1%	12,242	2,100
NTT East	5,420	5,691	271	22.6%	6,620	1,200
NTT West	4,722	4,957	235	26.1%	5,622	900
Conventional Leased Circuit Services	297	292	(5)	22.3%	275	(22)
NTT East	148	145	(3)	18.3%	134	(14)
NTT West	149	147	(2)	29.0%	141	(8)
High Speed Digital Services	188	183	(5)	29.9%	171	(17)
NTT East	100	97	(3)	24.1%	89	(11)
NTT West	88	86	(3)	40.1%	82	(6)
NTT Group Major ISPs	11,280	11,424	144	27.7%	11,800	520
OCN*	7,892	8,035	142	35.0%	8,300	408
Plala*	3,050	3,053	3	5.8%	3,100	50
Video Services	—	—	—	—	—	—
Hikari TV	1,009	1,098	89	22.8%	1,400	391
FLET’S TEREBI Transmission Services	270	335	64	11.7%	819	549
NTT East	240	295	55	11.4%	720	480
NTT West	30	40	9	13.7%	99	69
Mobile	56,082	56,515	432	31.5%	57,450	1,370
FOMA*	53,203	54,162	959	31.8%	56,220	3,020
i-mode	48,992	49,061	69	38.3%	49,170	180
FOMA*	47,330	47,758	427	35.6%	48,530	1,200

Notes:	(1)	Number of Telephone Subscriber Lines is the total of individual lines and central station lines (Subscriber Telephone Light Plan is included).

	(2)	In terms of number of channels, transmission rate, and line use rate (base rate), INS-Net 1500 is in all cases roughly ten times greater than INS-Net 64. For this reason, one INS-Net 1500 subscription is calculated as ten INS-Net 64 subscriptions (INS-Net 64 Lite Plan is included).

	(3)	Number of FLET’S Hikari subscribers includes subscribers to B FLET’S and FLET’S Hikari Next provided by NTT East, and subscribers to B FLET’S, FLET’S Hikari Premium, FLET’S Hikari Mytown and FLET’S Hikari Next provided by NTT West.

	(4)	NTT Group Major ISPs includes WAKWAK and InfoSphere, in addition to OCN and Plala.

	(5)	Number of communication module service subscribers is included in the number of mobile subscribers. Communication module service subscribers were 1,603,000 as of Mar. 31, 2010, 1,694,000 as of Jun. 30, 2010, and are forecasted to be 1,860,000 as of Mar. 31, 2011.

	(6)	Changes in number of mobile (FOMA* is included) and i-mode subscribers as of Mar. 31, 2011 (Forecast) are forecasted net-increases.

	(7)	Effective Mar. 3, 2008, FOMA services subscriptions became mandatory for subscription to “2in1” services. Such FOMA services subscriptions to “2in1” services are included in the above numbers of Mobile phone service subscriptions and FOMA service subscriptions.

* Partial listing only

2.	Number of Employees

	(Persons)
	A As of Jun. 30, 2009	B As of Jun. 30, 2010		C As of Mar. 31, 2011 (Forecast)(1)
			Change
			B-A
NTT Consolidated	204,800	203,450	(1,350)	190,150
Core Group Companies
NTT (Holding Company)	2,950	3,000	50	2,900
NTT East	6,350	6,400	50	5,750
NTT West	5,800	5,700	(100)	5,550
NTT Communications	8,500	8,500	0	8,350
NTT DATA (Consolidated)	33,200	36,150	2,950	35,850
NTT DOCOMO (Consolidated)	22,850	23,100	250	22,600
(Reference) Outsourcing Companies(2)
East Outsourcing Companies	40,200	38,100	(2,100)	35,400
West Outsourcing Companies	43,750	40,600	(3,150)	37,150

Notes:	(1)	Figures do not include the number of employees who retired or will retire at the end of a fiscal year and who were rehired or will be rehired at the beginning of the following fiscal year.

	(2)	Figures for East Outsourcing Companies include the consolidated prefectural outsourcing companies (NTT EAST-TOKYOMINAMI and others), NTT-ME and NTT EAST SOLUTIONS, while figures for West Outsourcing Companies include the consolidated regional outsourcing companies (NTT WEST-KANSAI and others), NTT MARKETING ACT, NTT NEOMEIT and NTT WEST-HOMETECHNO. Figures for those companies include the number of employees who retired or will retire at the end of a fiscal year and who were rehired or will be rehired at the beginning of the following fiscal year, as described below:

		— As of Mar. 31, 2011 (Forecast) East Outsourcing Companies: 1,300 employees; West Outsourcing Companies: 1,550 employees

3.	Capital Investment

	(Billions of yen)
	A Three Months Ended Jun. 30, 2009	B Three Months Ended Jun. 30, 2010			C Year Ending Mar. 31, 2011 (Forecast)
			Change	Progress
			B-A	B/C
NTT Consolidated	450.6	391.6	(59.0)	20.0%	1,960.0
Core Group Companies
NTT (Holding Company)	4.8	5.1	0.2	13.5%	38.0
NTT East	120.8	81.8	(38.9)	19.0%	430.0
NTT West	85.8	81.0	(4.8)	21.3%	380.0
NTT Communications	18.4	15.3	(3.0)	13.0%	118.0
NTT DATA (Consolidated)	37.6	36.8	(0.7)	24.6%	150.0
NTT DOCOMO (Consolidated)	153.1	140.9	(12.3)	20.9%	675.0

4.	Financial Results and Projections (NTT Consolidated, NTT (Holding Company))

	(Billions of yen)
	A Three Months Ended Jun. 30, 2009	B Three Months Ended Jun. 30, 2010			C Year Ending Mar. 31, 2011 (Forecast)
			Change	Progress
			B-A	B/C
NTT Consolidated (US GAAP)
Operating Revenues	2,502.9	2,498.9	(4.0)	24.6%	10,160.0
Fixed Voice Related Services	599.2	554.3	(44.8)	—	—
Mobile Voice Related Services	540.0	517.8	(22.2)	—	—
IP/Packet Communications Services	761.3	815.7	54.4	—	—
Sales of Telecommunications Equipment	163.8	166.1	2.3	—	—
System Integration	283.8	274.8	(8.9)	—	—
Other	154.9	170.1	15.2	—	—
Operating Expenses	2,177.1	2,159.3	(17.9)	24.0%	8,995.0
Cost of Services (exclusive of items shown separately below)	582.9	579.0	(3.8)	—	—
Cost of Equipment Sold (exclusive of items shown separately below)	213.6	206.5	(7.0)	—	—
Cost of Systems Integration (exclusive of items shown separately below)	182.2	170.6	(11.6)	—	—
Depreciation and Amortization	496.6	482.2	(14.5)	—	—
Impairment Loss	0.3	0.2	(0.1)	—	—
Selling, General and Administrative Expenses	701.7	720.7	19.1	—	—
Write-Down of Goodwill and Other Intangible Assets	—	—	—	—	—
Operating Income	325.8	339.7	13.9	29.2%	1,165.0
Income Before Income Taxes	325.9	341.6	15.7	29.6%	1,155.0
Net Income Attributable to NTT	139.6	155.9	16.4	31.2%	500.0
	(Ref.) Details of “Cost of Sales (Cost of Services, Cost of Equipment Sold, and Cost of Systems Integration)” and “Selling, General and Administrative Expenses”
Personnel	489.2	491.4	2.2	—	—
Cost of Services and Equipment Sold, and Selling, General and Administrative Expenses	1,097.8	1,102.3	4.5	—	—
Loss on Disposal of Property, Plant and Equipment	35.2	25.2	(10.0)	—	—
Other Expenses	58.0	57.9	(0.0)	—	—
Total	1,680.2	1,676.9	(3.3)	—	—
NTT (Holding Company) (JPN GAAP)
Operating Revenues	179.0	193.1	14.1	49.3%	392.0
Operating Expenses	36.6	34.5	(2.1)	21.2%	163.0
Operating Income	142.3	158.5	16.2	69.3%	229.0
Non-Operating Revenues	13.2	11.7	(1.4)	25.1%	47.0
Non-Operating Expenses	11.6	9.9	(1.6)	22.5%	44.0
Recurring Profit	143.9	160.4	16.4	69.2%	232.0
Net Income	142.5	158.1	15.5	68.2%	232.0

4.	Financial Results and Projections (NTT East, NTT West)

	(Billions of yen)
	A Three Months Ended Jun. 30, 2009	B Three Months Ended Jun. 30, 2010			C Year Ending Mar. 31, 2011 (Forecast)
			Change	Progress
			B-A	B/C
NTT East (JPN GAAP)
Operating Revenues	467.5	470.2	2.7	24.5%	1,920.0
Voice Transmission Services (excluding IP)(1)	211.3	191.9	(19.3)	26.2%	733.0
IP Services(2)	153.4	175.0	21.5	24.2%	724.0
Leased Circuit (excluding IP)	39.7	37.9	(1.7)	26.2%	145.0
Telegraph	5.7	5.3	(0.3)	29.7%	18.0
Other	31.9	30.9	(0.9)	20.0%	300.0
Supplementary Business	25.3	29.0	3.6
Operating Expenses	455.6	446.4	(9.2)	23.9%	1,865.0
Personnel	31.8	29.3	(2.4)	25.3%	116.0
Cost of Services and Equipment Sold, and Selling, General and Administrative Expenses	295.4	289.2	(6.2)	23.6%	1,223.0
Depreciation and Amortization	100.7	100.2	(0.4)	24.8%	405.0
Loss on Disposal of Property, Plant and Equipment	8.6	8.3	(0.2)	17.9%	47.0
Taxes and Public Dues	18.9	19.1	0.1	25.9%	74.0
Operating Income	11.8	23.8	12.0	43.4%	55.0
Non-Operating Revenues	14.0	13.6	(0.4)	24.3%	56.0
Non-Operating Expenses	9.0	8.4	(0.6)	23.4%	36.0
Recurring Profit	16.9	29.0	12.1	38.8%	75.0
Net Income	13.7	18.0	4.2	40.1%	45.0
NTT West (JPN GAAP)
Operating Revenues	435.7	428.6	(7.1)	24.6%	1,741.0
Voice Transmission Services (excluding IP)(1)	206.6	188.4	(18.2)	26.0%	726.0
IP Services(2)	124.9	140.3	15.3	24.3%	578.0
Leased Circuit (excluding IP)	35.5	33.7	(1.7)	25.6%	132.0
Telegraph	6.4	5.9	(0.5)	29.7%	20.0
Other	32.4	31.1	(1.3)	21.1%	285.0
Supplementary Business	29.6	28.9	(0.6)
Operating Expenses	429.8	411.4	(18.3)	24.0%	1,716.0
Personnel	31.4	27.2	(4.1)	24.8%	110.0
Cost of Services and Equipment Sold, and Selling, General and Administrative Expenses	274.8	264.0	(10.8)	23.6%	1,121.0
Depreciation and Amortization	97.9	93.4	(4.4)	25.0%	374.0
Loss on Disposal of Property, Plant and Equipment	7.4	8.5	1.1	20.0%	43.0
Taxes and Public Dues	18.0	18.1	0.0	26.6%	68.0
Operating Income	5.9	17.1	11.2	68.7%	25.0
Non-Operating Revenues	13.3	14.3	0.9	29.9%	48.0
Non-Operating Expenses	8.7	8.0	(0.7)	22.3%	36.0
Recurring Profit	10.5	23.5	12.9	63.5%	37.0
Net Income	9.1	17.9	8.8	62.0%	29.0

Notes:	(1)	Operating Revenues from Voice Transmission Services (excluding IP) of NTT East and NTT West for the three months ended Jun. 30, 2010 include monthly charges, call charges and interconnection charges of 131.6 billion yen, 18.7 billion yen and 25.7 billion yen for NTT East, and 129.4 billion yen, 16.5 billion yen and 28.1 billion yen for NTT West, respectively.

	(2)	Operating Revenues from IP Services of NTT East and NTT West for the three months ended Jun. 30, 2010 include FLET’S Hikari and Hikari Denwa charges (including monthly charges, call charges and connection device charges) of 101.0 billion yen and 30.7 billion yen for NTT East, and 76.5 billion yen and 25.0 billion yen for NTT West, respectively.

— FLET’S Hikari includes B FLET’S and FLET’S Hikari Next provided by NTT East, and B FLET’S, FLET’S Hikari Premium, FLET’S Hikari Mytown and FLET’S Hikari Next provided by NTT West.

4.	Financial Results and Projections (NTT Communications, NTT DATA, NTT DOCOMO)

	(Billions of yen)
	A Three Months Ended Jun. 30, 2009	B Three Months Ended Jun. 30, 2010			C Year Ending Mar. 31, 2011 (Forecast)
			Change	Progress
			B-A	B/C
NTT Communications (JPN GAAP)
Operating Revenues	267.5	252.1	(15.4)	24.4%	1,035.0
Voice Transmission Services (excluding IP)(1)	96.7	89.6	(7.1)	26.4%	340.0
IP Services(1)	90.9	90.4	(0.5)	24.9%	363.0
Data Transmission Services (excluding IP)(1)	30.8	28.1	(2.7)	25.8%	109.0
Leased Circuit*(1)	22.4	21.1	(1.2)	24.9%	85.0
Solutions Business	42.2	37.3	(4.8)	19.0%	196.0
Other	6.7	6.6	(0.1)	24.5%	27.0
Operating Expenses	241.8	230.8	(11.0)	24.2%	955.0
Personnel	23.8	23.7	(0.0)	25.0%	95.0
Cost of Services and Equipment Sold, and Selling, General and Administrative Expenses	116.1	105.0	(11.1)	23.9%	728.0
Communication Network Charges	68.0	69.1	1.1
Depreciation and Amortization	29.5	28.3	(1.1)	25.5%	111.0
Loss on Disposal of Property, Plant and Equipment	1.2	1.5	0.2	16.7%	9.0
Taxes and Public Dues	3.0	3.0	(0.0)	25.4%	12.0
Operating Income	25.7	21.3	(4.3)	26.7%	80.0
Non-Operating Revenues	9.1	9.5	0.4	45.6%	21.0
Non-Operating Expenses	3.5	3.7	0.1	33.8%	11.0
Recurring Profit	31.3	27.2	(4.0)	30.2%	90.0
Net Income	18.3	15.7	(2.6)	30.2%	52.0
NTT DATA Consolidated (JPN GAAP)
Operating Revenues(2)	269.3	261.5	(7.8)	21.8%	1,200.0
Public & Financial IT Services	177.7	175.3	(2.4)	22.2%	791.0
Global IT Services	81.9	75.7	(6.1)	19.5%	389.0
Solutions & Technologies	37.1	39.3	2.2	21.8%	181.0
Elimination or Corporate	(27.5)	(29.0)	(1.4)	18.0%	(161.0)
Cost of Sales	205.3	199.9	(5.3)	22.0%	907.0
Gross Profit	63.9	61.5	(2.4)	21.0%	293.0
Selling and General Expense	47.3	48.6	1.3	24.0%	203.0
Operating Income	16.6	12.8	(3.7)	14.3%	90.0
Non-Operating Income (loss)	(1.4)	(1.3)	0.0	46.4%	(3.0)
Recurring Profit	15.1	11.4	(3.6)	13.2%	87.0
Net Income	7.4	5.8	(1.6)	12.4%	47.0
NTT DOCOMO Consolidated (US GAAP)
Operating Revenues	1,084.8	1,089.2	4.5	25.8%	4,222.0
Wireless Services	941.8	943.9	2.1	25.2%	3,745.0
Mobile Services	881.9	864.2	(17.7)	25.4%	3,405.0
Voice	490.6	449.2	(41.4)	26.3%	1,706.0
Packet Communications	391.3	414.9	23.7	24.4%	1,699.0
Other revenues	59.9	79.7	19.8	23.4%	340.0
Equipment sales	143.0	145.3	2.4	30.5%	477.0
Operating Expenses	832.9	848.7	15.8	25.1%	3,382.0
Personnel	64.4	65.8	1.5	24.7%	267.0
Cost of Services and Equipment Sold, and Selling, General and Administrative Expenses	503.7	539.3	35.6	26.0%	2,073.0
Depreciation and Amortization	169.0	158.1	(11.0)	23.2%	682.0
Loss on Disposal of Property, Plant and Equipment	8.3	5.5	(2.7)	11.3%	49.0
Communication Network Charges	77.7	70.3	(7.5)	25.9%	271.0
Taxes and Public Dues	9.9	9.8	(0.1)	24.4%	40.0
Operating Income	251.8	240.5	(11.3)	28.6%	840.0
Non-Operating Income (loss)	(4.4)	0.0	4.4	1.4%	3.0
Income Before Income Taxes	247.5	240.6	(6.9)	28.5%	843.0
Net Income Attributable to NTT DOCOMO	147.4	142.2	(5.2)	28.6%	497.0

Notes:	(1)	Operating Revenues from Voice Transmission Services (excluding IP) of NTT Communications for the three months ended Jun. 30, 2010 include revenues from telephone subscriber lines (47.3 billion yen). Operating Revenues from IP Services include revenues from OCN (40.7 billion yen), IP-VPN (18.8 billion yen) and Wide-area Ethernet (14.0 billion yen). Operating Revenues from Data Transmission Services (excluding IP) include Frame Relay / Cell Relay (1.1 billion yen), and Operating Revenues from Leased Circuit include conventional leased circuits (1.0 billion yen) and high-speed digital (9.1 billion yen).

	(2)	Segmentation of operating revenues for NTT DATA has been revised from the fiscal year ending Mar. 31, 2011. As for the three months ended Jun. 30, 2010, operating revenues according to the revised segmentation are shown for reference.

* Partial listing only

5.	Average Monthly Revenue per Unit (ARPU)

Average monthly revenue per unit, or ARPU, is used to measure average monthly operating revenues attributable to designated services on a per user basis. In the case of our fixed line business, ARPU is calculated by dividing revenue items included in the operating revenues of our Regional Communications Business, that is, telephone subscriber lines, INS-NET and FLET’S Hikari, by the number of active subscribers to the relevant services.

In the case of our mobile business, ARPU is calculated by dividing revenue items included in the operating revenues from our Mobile Communications Business, such as revenues from Mobile (FOMA) services and revenues from Mobile (mova) services, which are incurred consistently each month (i.e., basic monthly charges and voice/packet communication charges), by the number of active subscribers to the relevant services. The calculation of these figures excludes revenues that are not representative of monthly average usage such as equipment sales, activation fees and universal service charges.

We believe that our ARPU figures calculated in this way provide useful information regarding the monthly average usage of our subscribers. The revenue items included in the numerators of our ARPU figures are based on our financial results comprising our U.S. GAAP results of operations.

	(Yen)
	Three Months Ended Jun. 30, 2009 (From Apr. to Jun., 2009)	Three Months Ended Jun. 30, 2010 (From Apr. to Jun., 2010)	Year Ended Mar. 31, 2010	Year Ending Mar. 31, 2011 (Forecast)
NTT East
Aggregate Fixed Line ARPU (Telephone Subscriber Line + INS-NET Subscriber Line)	3,000	2,940	2,980	2,930
Telephone Subscriber Lines ARPU	2,630	2,580	2,620	2,570
INS-NET Subscriber Lines ARPU	5,240	5,180	5,240	5,170
FLET’S Hikari ARPU	5,640	5,820	5,740	5,890
NTT West
Aggregate Fixed Line ARPU (Telephone Subscriber Line + INS-NET Subscriber Line)	2,850	2,810	2,850	2,790
Telephone Subscriber Lines ARPU	2,530	2,490	2,530	2,490
INS-NET Subscriber Lines ARPU	5,040	4,980	5,040	4,920
FLET’S Hikari ARPU	5,680	5,830	5,780	5,930
NTT DOCOMO
Mobile Aggregate ARPU (FOMA+mova)	5,440	5,190	5,350	5,110
Voice ARPU (FOMA+mova)	3,010	2,680	2,900	2,550
Packet ARPU (FOMA+mova)	2,430	2,510	2,450	2,560
i-mode ARPU (FOMA+mova)*	2,380	2,390	2,380	2,440
ARPU generated purely from i-mode (FOMA+mova)	2,610	2,670	2,620	2,730
Mobile Aggregate ARPU (FOMA)	5,610	5,260	5,480	5,170
Voice ARPU (FOMA)	3,010	2,670	2,900	2,550
Packet ARPU (FOMA)	2,600	2,590	2,580	2,620
i-mode ARPU (FOMA)*	2,540	2,460	2,500	2,490
ARPU generated purely from i-mode (FOMA)	2,740	2,720	2,720	2,780
Mobile Aggregate ARPU (mova)	3,550	3,330	3,460	3,230
Voice ARPU (mova)	2,940	2,770	2,870	2,710
i-mode ARPU (mova)	610	560	590	520
ARPU generated purely from i-mode (mova)	840	810	820	760

*	Partial listing only

Notes:	(1) We compute the following four categories of ARPU for business conducted by each of NTT East and NTT West.

•        Aggregate Fixed Line ARPU (Telephone Subscriber Lines + INS-NET Subscriber Lines): Calculated based on revenues from monthly charges and call charges for Telephone Subscriber Lines and INS-NET Subscriber Lines, which are included in operating revenues from Voice Transmission Services (excluding IP Services), and revenues from FLET’S ADSL and FLET’S ISDN, which are included in operating revenues from IP Services.

• Telephone Subscriber Lines ARPU: Calculated based on revenues from monthly charges and call charges for Telephone Subscriber Lines and revenues from FLET’S ADSL.

• INS-NET Subscriber Lines ARPU: Calculated based on revenues from monthly charges and call charges for INS-NET Subscriber Lines and revenues from FLET’S ISDN.

•        FLET’S Hikari ARPU: Calculated based on revenues from FLET’S Hikari (including FLET’S Hikari optional services), which are included in operating revenues from IP Services, revenues from monthly charges, call charges and connection device charges for Hikari Denwa, and revenues from FLET’S Hikari optional services, which are included in Supplementary Business revenues.

— FLET’S Hikari includes B FLET’S and FLET’S Hikari Next provided by NTT East, and B FLET’S, FLET’S Hikari Premium, FLET’S Hikari Mytown and FLET’S Hikari Next provided by NTT West.

(2)    Revenues from interconnection charges are excluded from the calculation of Aggregate Fixed Line ARPU (Telephone Subscriber Lines + INS-NET Subscriber Lines), Telephone Subscriber Lines ARPU, INS-NET Subscriber Lines ARPU, and FLET’S Hikari ARPU.

(3)    For purposes of calculating Aggregate Fixed Line ARPU (Telephone Subscriber Lines + INS-NET Subscriber Lines), Telephone Subscriber Lines ARPU and INS-NET Subscriber Lines ARPU, the number of subscribers is determined using the number of subscriptions for each service.

(4)    In terms of number of channels, transmission rate, and line use rate (base rate), INS-Net 1500 is in all cases roughly ten times greater than INS-Net 64. For this reason, for the purpose of calculating Aggregate Fixed Line ARPU (Telephone Subscriber Lines + INS-NET Subscriber Lines) and INS-NET Subscriber Lines ARPU, one INS-Net 1500 subscription is calculated as ten INS-Net 64 subscriptions.

(5)    For purposes of calculating FLET’S Hikari ARPU, number of subscribers is determined based on number of FLET’S Hikari subscribers including B FLET’S and FLET’S Hikari Next provided by NTT East and B FLET’S, FLET’S Hikari Premium, FLET’S Hikari Mytown and FLET’S Hikari Next provided by NTT West.

(6) We separately compute the following three categories of ARPU for mobile business conducted by NTT DOCOMO.

• Mobile Aggregate ARPU (FOMA+mova) = Voice ARPU (FOMA+mova) + Packet ARPU (FOMA+mova).

—     Our Voice ARPU (FOMA+mova) is based on operating revenues related to voice services, such as basic monthly charges and voice communication charges attributable to our FOMA and mova services, and our Packet ARPU (FOMA+mova) is based on operating revenues related to packet communication services, such as basic monthly charges and packet communication charges attributable to our FOMA services and based on operating revenues related to i-mode services, such as basic monthly charges and packet communication charges attributable to our mova services. i-mode ARPU (FOMA+mova), a subcomponent of Packet ARPU (FOMA+mova), is based on operating revenues from basic monthly charges and packet communication charges attributable to our i-mode-related FOMA and mova services.

• Mobile Aggregate ARPU (FOMA) = Voice ARPU (FOMA) + Packet ARPU (FOMA).

—     Our Voice ARPU (FOMA) is based on operating revenues related to voice services, such as basic monthly charges and voice communication charges, and our Packet ARPU (FOMA) is based on operating revenues related to packet communication services, such as basic monthly charges and packet communication charges, in each case attributable to our FOMA services. i-mode ARPU (FOMA), a subcomponent of Packet ARPU (FOMA), is based on operating revenues from basic monthly charges and packet communication charges attributable to our i-mode-related FOMA services.

• Mobile Aggregate ARPU (mova) = Voice ARPU (mova) + i-mode ARPU (mova).

—     Our Voice ARPU (mova) is based on operating revenues related to voice services, such as basic monthly charges and voice communication charges, and our i-mode ARPU (mova) is based on operating revenues related to i-mode services, such as basic monthly charges and packet communication charges, in each case attributable to our mova services.

(7) We show ARPU for our i-mode using two aggregate measures.

— i-mode ARPU (FOMA+mova, FOMA and mova) is based on the number of all subscriptions for FOMA+mova, FOMA and mova, regardless of whether the i-mode service is activated.

— ARPU generated purely from i-mode (FOMA+mova, FOMA and mova) is based on the number of active subscribers to the i-mode service only.

(8) Communications module service subscribers and the revenues therefrom are not included in the calculations of Mobile Aggregate ARPU.

(9) Number of active subscribers used in the ARPU calculation of NTT East and NTT West are as below.

— 1Q Results: Sum of number of active subscribers** (as defined below) for each month from Apr. to Jun.

— 2Q Results: Sum of number of active subscribers** for each month from Jul. to Sept.

— 3Q Results: Sum of number of active subscribers** for each month from Oct. to Dec.

— 4Q Results: Sum of number of active subscribers** for each month from Jan. to Mar.

— FY Results: Sum of number of active subscribers** for each month from Apr. to Mar.

— FY Forecast: the average expected active number of subscribers (number of subscribers at end of previous Mar. + number of expected subscribers at end of the following Mar.)/2×12

(10) Number of active subscribers used in the ARPU calculation of NTT DOCOMO are as below.

— 1Q Results: Sum of number of active subscribers** (as defined below) for each month from Apr. to Jun.

— 2Q Results: Sum of number of active subscribers** for each month from Jul. to Sept.

— 3Q Results: Sum of number of active subscribers** for each month from Oct. to Dec.

— 4Q Results: Sum of number of active subscribers** for each month from Jan. to Mar.

— FY Results/FY Forecast: Sum of number of active subscribers** for each month from Apr. to Mar.

**active subscribers = (number of subscribers at end of previous month + number of subscribers at end of the current month)/2

6.	Interest-Bearing Liabilities (Consolidated)

	(Billions of yen)
	As of Mar. 31, 2010	As of Jun. 30, 2010	As of Mar. 31, 2011 (Forecast)
Interest-Bearing Liabilities	4,491.7	4,537.5	4,300.0

7.	Indices (Consolidated)

	Year Ended Mar. 31, 2010	Three Months Ended Jun. 30, 2010	Year Ending Mar. 31, 2011 (Forecast)
EBITDA	3,240.8 billion yen	837.4 billion yen	3,220.0 billion yen
EBITDA Margin	31.8%	33.5%	31.7%
Operating FCF	1,253.7 billion yen	445.8 billion yen	1,260.0 billion yen
ROCE	5.4%	—	5.6%

Note:	Reconciliation of Indices are as follows.

	Year Ended Mar. 31, 2010	Three Months Ended Jun. 30, 2010	Year Ending Mar. 31, 2011 (Forecast)
EBITDA (a+b)	3,240.8 billion yen	837.4 billion yen	3,220.0 billion yen
a Operating Income	1,117.7 billion yen	339.7 billion yen	1,165.0 billion yen
b Depreciation, Amortization, and Loss on Disposal of Property, Plant and Equipment	2,123.1 billion yen	497.8 billion yen	2,055.0 billion yen
EBITDA Margin [(c/d)×100]	31.8%	33.5%	31.7%
a Operating Income	1,117.7 billion yen	339.7 billion yen	1,165.0 billion yen
b Depreciation, Amortization, and Loss on Disposal of Property, Plant and Equipment	2,123.1 billion yen	497.8 billion yen	2,055.0 billion yen
c EBITDA (a+b)	3,240.8 billion yen	837.4 billion yen	3,220.0 billion yen
d Operating Revenues	10,181.4 billion yen	2,498.9 billion yen	10,160.0 billion yen
Operating FCF [(c-d)]	1,253.7 billion yen	445.8 billion yen	1,260.0 billion yen
a Operating Income	1,117.7 billion yen	339.7 billion yen	1,165.0 billion yen
b Depreciation, Amortization, and Loss on Disposal of Property, Plant and Equipment	2,123.1 billion yen	497.8 billion yen	2,055.0 billion yen
c EBITDA (a+b)	3,240.8 billion yen	837.4 billion yen	3,220.0 billion yen
d Capital Investment	1,987.1 billion yen	391.6 billion yen	1,960.0 billion yen
ROCE [(b/c)×100]	5.4%	—	5.6%
a Operating Income	1,117.7 billion yen	—	1,165.0 billion yen
(Normal Statutory Tax Rate)	41%	—	41%
b Operating Income × (1 - Normal Statutory Tax Rate)	660.3 billion yen	—	688.3 billion yen
c Operating Capital Employed	12,238.6 billion yen	—	12,354.4 billion yen

Note:	Figures for capital investment are the accrual-based amounts required for acquisition of Property, Plant and Equipment and Intangible and Other Assets. The differences from the figures for “Payments for Property, Plant and Equipment” and “Acquisition of Intangible and Other Assets” in the consolidated statements of cash flows are as described in the reconciliation below.

	(Billions of yen)
	Year Ended Mar. 31, 2010	Three Months Ended Jun. 30, 2010
NTT Consolidated Capital Investment	1,987.1	391.6
Payments for Property, Plant and Equipment	1,370.9	395.0
Acquisition of Intangible and Other Assets	553.3	117.1
Other Differences	62.9	(120.5)